Simpson Thacher & Bartlett
icbc tower, 35th floor 3 garden road, central hong kong
telephone: +852-2514-7600 facsimile: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com

August 31, 2023

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Kathleen Collins
Ms. Megan Akst

Re:	BIT Mining Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 17, 2023 File No. 001-36206

Ladies and Gentlemen:

On behalf of our client, BIT Mining Limited, a company organized under the laws of the Cayman Islands (the “Company”), we respond to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 17, 2023 (the “August 17 Comment Letter”) relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 17, 2023 (the “Annual Report”).

Set forth below are the Company’s responses to the Staff’s comments in the August 17 Comment Letter. The Staff’s comments are retyped below in bold italic font for your ease of reference. The Company respectfully advises the Staff that where the Company proposes to add or revise disclosure in its future annual reports on Form 20-F in response to the Staff’s comments, the changes to be made will be subject to relevant factual updates and changes in relevant laws or regulations, or in interpretations thereof.

Simpson Thacher & Bartlett
August 31, 2023	-2-	Division of Corporation Finance U.S. Securities and Exchange Commission

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Operating and Financial Review Prospects Results of Operations
The year ended December 31, 2022 compared with the year ended December 31, 2021, page 65

1.	We note your proposed revised disclosures in response to prior comment 4. Please revise to separately discuss and quantify the revenue and cost of revenue from each of the primary and sub mining pool services so to better clarify the potential significant disparity in gross profit for each.

In response to the Staff’s comment, in the Company’s future filings, the Company will revise to separately discuss and quantify the revenue and cost of revenue from each of the primary and sub mining pool services and to discuss the reasons for the gross profit or gross loss for each. The proposed revised disclosures are set forth in Annex A.

Sub Mining Pool Services, page F-26

2.	Please address further the following as it relates to your response to prior comment 6.

•	Describe, in detail, how the technology and process work such that you both transfer computing power generated by your mine pool participants to the mining pools in which you participate and control the computing power of your mining pool participants before you transfer it to the mining pool operators of the mining pools in which you participate. For example, are you relaying the block header, the block version, and the block data provided by the mine pool operator of the mine pool in which you participate as well as your wallet address to the participants in your mining pool?

•	Specify the terms of your Agreements that provide the company with control over the service of providing computing power before it is provided to the third-party pool operators and the ability to transfer such service.

•	Highlight any significant differences between the rights and obligations of your mine pool participants and your rights and obligations in the mining pools in which you participate. As part of that comparison, compare the payout mechanism of the pool you operate with the pools with which you participate, identifying each significant variable effecting both the block reward and transaction fee components of those payouts.

•	Explain to us how you receive payouts from the third-party pools in which you participate, including whether you provide your wallet address to the third-party operator. In this regard, clarify whether rewards are received in BTC.com's wallet and then distributed to your mining pool participants' wallets.

•	Summarize the material terms of, and provide us with a copy of, the Specific Service Agreement that is referenced in the BTC.com User Agreement. Also, identify the mining pools in which you participate and provide us with a copy of the agreements that specify the rights and obligations of the parties to those agreements.

Simpson Thacher & Bartlett
August 31, 2023	-3-	Division of Corporation Finance U.S. Securities and Exchange Commission

•	Provide a comprehensive accounting analysis of how you determined that you control the computing power of the mining pool participant before it is provided to third-party pool operators. Refer to ASC 606-10-25-25.

The Company respectfully advises the Staff the following:

•	For sub mining pool services, the Company decided to contribute all the computing power it obtained from BTC.com pool participants for mining bitcoins to the third-party mining pool operators. For mining of other types of cryptocurrencies in the BTC.com mining pool, the Company still provides primary mining pool services.

With respect to the technology and processes of the sub mining pool services, the entire user registration and miner configuration processes remained the same as the processes before the Company entered into the sub mining pool services, nor did the mining IP addresses change. The Company continues to display real-time hash rate and expected mining profits information on its pool participants’ account dashboard. Before and after the Company entered into the sub mining pool services, the BTC.com pool participants would not be able to tell any differences in terms of their mining experiences. Upon the BTC.com pool participants connecting their mining equipment by configuring the equipment with the mining IP addresses provided by BTC.com, the computing power would flow through the Company’s nodes and then be redirected to the third-party mining pool operators’ servers. The Company’s nodes are provided by Cloudflare, a third-party network service provider, for enhanced network security and reliability. During the mining process, the Company’s nodes would relay the necessary information for mining, such as the block header, the block version, and the block data provided by the third-party mine pool operators, to the BTC.com pool participants. The block rewards and transaction verification fees attached to each block placement would be deposited directly into the third-party mining pools’ wallets. As a result, the third-party mining pools’ wallet addresses were included in the block information used for mining.

In the processes described above, the Company controls the computing power of the BTC.com pool participants before it is transferred to the third-party mining pool operators because: 1) it is up to the Company to decide the specific portion of computing power to be transferred to the third-party mining pool operators, without any consent required from BTC.com pool participants; 2) the information flows through its nodes and the Company is responsible for transferring accurate and timely block information to both the pool participants and the third-party mining pool operators.

Simpson Thacher & Bartlett
August 31, 2023	-4-	Division of Corporation Finance U.S. Securities and Exchange Commission

•	As the BTC.com mining pool operator, the Company and its pool participants entered into arrangements governed by the standard agreements on the website of BTC.com (BTC.com Pool Service Agreement[1] and BTC.com User Agreement2). The aforementioned agreements are attached hereto as Annex C. In addition, there are some statements and FAQs made by BTC.com on its website and other customary business practices that together form the contract between BTC.com and its pool participants. The Company believes the following terms in the contract would provide the Company with control over the computing power before it is provided to the third-party pool operators and the ability to transfer such computing power:

1)	Section 6.1 of the BTC.com User Agreement specifies that “you agree that we reserve the right to limit, change, suspend or even terminate all or part of the Services at any time”.

2)	Section 8.2 of the BTC.com User Agreement specifies that “this agreement is binding upon you and BTC.com, and it did not create any third-party beneficiary rights. You may not assign or transfer any of your rights or obligations under the Agreement without prior written consent from BTC.com. BTC.com may assign or transfer any or all of its rights and obligations under the Agreement, in whole or in part, without notice or obtaining your consent or approval”.

Based on the terms above, BTC.com has the right to direct the use of the computing power and is able to transfer such computing power to other parties without notice or obtaining its pool participants’ consent or approval.

•	The Company respectfully advises the Staff that there are no significant differences between the rights and obligations of the Company’s mining pool participants in the Company's BTC.com mining pool and the Company’s rights and obligations in the third-party mining pools in which the Company participates except for the pool operators’ fee rate charged by the pool operators, which will be explained in further details below. However, since the arrangements between the Company and the Company’s mining pool participants, and the arrangements between the Company and the third-party mining pool operators were entered into and executed separately, the rights and obligations of the aforementioned arrangements were not related and would not impact each other. In the case that the Company did not receive the payments from the third-party mining pools, it would still be obligated to calculate, allocate and distribute the earnings or mining rewards to the BTC.com mining pool participants based on predetermined sharing mechanism.

1Annex C page C-2 to C-4. It can also be found at https://activity.btc.com/agreement/#/miningservice?lang=en.

2Annex C page C-5 to C-9. It can also be found at https://activity.btc.com/agreement/#/user?lang=en.

Simpson Thacher & Bartlett
August 31, 2023	-5-	Division of Corporation Finance U.S. Securities and Exchange Commission

The payout mechanism in the Company’s mining pool and that in the third-party mining pools are both FPPS (Full Pay-Per-Share). The only variable between the payout mechanism of the BTC.com mining pool and that of the third-party mining pools is the rate of pool operator fee retained by the pool operators. For ease of reference, the Company included the formula of FPPS in the table below.

Sharing mechanism	Reward for pool participant
FPPS	Expected block rewards[1]*(1+FPPS rate2)*Computation submitted by the participant /Whole blockchain workload*(1-Pool operator fee rate set up by mining pool)

1. Expected block rewards: expected new block rewards granted by the blockchain network, taken the bitcoin network as an example, 6.25 bitcoins in every 10 minutes approximately in the current halving cycle.

2. FPPS rate: prior day transaction fee earned within the pool divided by prior day block rewards earned within the pool.

Under the FPPS payout mechanism, the expected block rewards and transaction verification fees were paid out as a whole from the third-party mining pools to the Company, and from the Company to the Company’s mining pool participants, respectively. The Company also receives from the third-party mining pools and pays to its pool participants, elastos (“ELA”) and namecoins (“NMC”) as the bonus from mining bitcoins. The value of the two bonus coins is immaterial. The Company respectfully advises the Staff that the pool operator fee rate set up by BTC.com for bitcoin was 4%3. The pool operator fee rates set up by the third-party mining pool operators in which the Company participates were lower due to discounts offered to larger pool participants.

•	The Company respectfully advises the Staff that the Company provides its wallet address to each of the two third-party mining pools in which the Company participates. On a daily basis, the third-party mining pools would distribute, and the Company would receive the mining rewards determined based on the aforementioned FPPS payout mechanism for providing computing power during the period from UTC 00:00 to UTC 23:59 of the previous day. The Company respectfully advises the Staff that the Company would usually receive the rewards statement from the third-party mining pools within one hour after UTC 0:00 every day and the third-party mining pools would initiate the payout soon after the rewards statement is made available. Depending on the time it takes the blockchain to confirm the transactions, the payouts from the third-party mining pools are usually received before UTC 8:00 every day. Once the rewards statements are received, the Company analyzes the data and calculates the corresponding mining rewards it should distribute to each pool participant based on the FPPS payout mechanism. The Company would usually distribute mining rewards to the Company’s mining pool participants between UTC 02:00 and UTC 06:00. The third-party mining pools do not calculate the mining rewards of each of the BTC.com pool participants, nor do they distribute the mining rewards directly to the BTC.com pool participants. In the situation where the Company receives mining rewards from the third-party mining pools prior to making mining rewards distribution to its mining pool participants, the rewards were received in BTC.com’s wallets first, then were distributed to the wallets of the Company’s mining pool participants. It happens that the Company might receive the mining rewards from the third-party mining pools later than it distributes the mining rewards to the pool participants. In this case, the Company would use its own bitcoin reserves in the wallets to make mining rewards distributions to its mining pool participants.

3 https://help.pool.btc.com/hc/en-us/articles/900001116943-The-fee-settlement-mode-and-payment-threshold-in-BTC-com-pool

Simpson Thacher & Bartlett
August 31, 2023	-6-	Division of Corporation Finance U.S. Securities and Exchange Commission

•	The Company respectfully advises the Staff that the Specific Service Agreement referenced in the BTC.com User Agreement is the BTC.com Pool Service Agreement mentioned in the response to the second bullet point of comment 2. Please refer to below for a summary of material rights and obligations of each party in the aforementioned arrangement:

Mining pool participant (BTC.com pool participants):

i.	The pool participants are responsible for reviewing the latest version of the agreement in a timely manner. If the pool participants do not agree to the latest version of the agreement after any modification, they shall suspend registration for, or stop using the services provided by BTC.com.[4]

Mining pool operators (the Company):

i.	Have the right to make a unilateral determination to continue or terminate providing services to the users without their consent or prior notice.[5]

ii.	Reserves the right to switch the hashrate power to other currencies if problems of the mining currency itself may affect the mining output.[6]

4 BTC.com Pool Service Agreement – 2nd paragraph

5 BTC.com Pool Service Agreement Clause 2.2

6 BTC.com Pool Service Agreement Clause 2.5

Simpson Thacher & Bartlett
August 31, 2023	-7-	Division of Corporation Finance U.S. Securities and Exchange Commission

The Company further respectfully advises the Staff that the third-party mining pools in which the Company participates include Binance and F2Pool. The contracts between the Company and Binance and F2Pool are governed by the standard agreements7 as well as website features8 and FAQs8 on the websites of Binance and F2Pool. As a general business practice, mining pool participants must accept the terms and conditions of the standard agreements before they could sign up for accounts on the two websites. The Company accepted the standard agreements and set up corresponding accounts with the two mining pools. The Company also entered into a Technical Service Agreement with Binance in July 2022 to clarify some specific terms. Clause I.1 of the aforementioned Binance Technical Service Agreement describes the regular mining activities conducted by Binance as a mining pool operator to ensure a stable and secure cryptocurrency mining experience. The aforementioned agreements are attached hereto as Annex C. Please refer to below for a summary of material rights and obligations of each party in the aforementioned arrangements:

Mining pool participant (the Company):

i.	Provide personal information to the pool operator.[9]

ii.	Can shut down account or stop providing computing power at any time.[10] The Company respectfully advises the Staff that while Clause II.3 of the Binance Technical Service Agreement discusses the term of the contract, the aforementioned agreement does not include a minimum contribution clause or any similar restriction; therefore, in substance, the Company can stop providing computing power to Binance at any time.

iii.	Right to monitor the mining status by receiving real-time mining hashrates, and mining earnings.[11]

[7]	Binance standard agreement: Annex C pages C-10 to C-49. Can also be found at https://www.binance.com/en/terms

F2Pool standard agreement: Annex C pages C-50 to C-52. Can also be found at https://www.f2pool.com/terms

[8]	Binance FAQs: https://www.binance.com/en/support/faq/how-to-mine-crypto-with-an-asic-miner-on-binance-92c062e0142f4bb1a059f33fa0518d98

F2Pool website features: https://f2pool.zendesk.com/hc/en-us/sections/4403743478285-Website-Features

F2Pool FAQs: https://f2pool.zendesk.com/hc/en-us/categories/4406716616461-FAQ

[9]	Binance standard agreement Clause 7.3; F2Pool standard agreement Clause I.2 and I.3
[10]	Binance standard agreement Clause 19.1, F2Pool standard agreement Clause V.4
[11]	Binance FAQs Section 3 and 4,

F2Pool website features – topic “web-view mining hashrate, miner status” and “web-view mining revenue and payout status”

Simpson Thacher & Bartlett
August 31, 2023	-8-	Division of Corporation Finance U.S. Securities and Exchange Commission

Mining pool operators (third-party mining pools):

i.	Provide billing statement to mining pool participants on a daily basis.[12]

ii.	Determine and distribute mining rewards to mining pool participants using the FPPS (Full Pay-Per-Share) sharing mechanism.[13] Refer to section above for further information on the FPPS sharing mechanism.

iii.	Have the right to charge fees for mining pool services based on the specific fee rate published or otherwise agreed by both parties.[14]

iv.	Have the right to make a unilateral determination to process or terminate providing services considering the results of unilateral determination.[15]

•	Please refer to Annex B for the comprehensive accounting analysis on whether the Company controls the computing power of the mining pool participant before it is provided to third-party pool operators.

[12]

Clause III.4 of English translation of Mining Pool Technical Services Agreement, between Hong Kong Sunstar Technology Co., Limited and Binance Capital Management Co., Ltd. (the “Binance Technical Service Agreement”),

F2Pool FAQs Section Payouts - When does the mining pool pay the rewards?.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Regulation 200.83 of the Rules of Practice of the Commission, 17 C.F.R. § 200.83 (“Rule 83”), we are requesting confidential treatment for the Binance Technical Service Agreement, and have provided it supplementally to the Commission.
[13]	Binance Technical Service Agreement Clause III.1.(2),

F2Pool FAQs Section Payouts - Mining pools info, payout schemes and thresholds at f2pool

[14]	Binance Technical Service Agreement Clause III.1.(1),

F2Pool FAQs Section Payouts - Mining pools info, payout schemes and thresholds at f2pool

[15]	Binance standard agreement Clause 20.1, F2Pool standard agreement Clause III.2

Simpson Thacher & Bartlett
August 31, 2023	-9-	Division of Corporation Finance U.S. Securities and Exchange Commission

If you have any question regarding the Company’s responses to the Staff’s comments, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao

Enclosures:	Annex A
Annex B
Annex C

cc:	Xianfeng Yang, Chief Executive Officer

Qiang Yuan, Chief Financial Officer

Bo Yu, Chairman, Chief Operating Officer

Man San Vincent Law, Executive Director

BIT Mining Limited

Danielle Bian, Partner

MaloneBailey LLP

Annex A

Comment 1

The year ended December 31, 2022 compared with the year ended December 31, 2021

Revenues

For the year ended December 31, 2022, revenues were mainly comprised of revenues after inter-segment elimination from the mining pool business of US$593.2 million, the cryptocurrency mining business of US$46.8 million and the data center business of US$10.0 million. For the year ended December 31, 2021, revenues were mainly comprised of revenues after inter-segment elimination from the mining pool business of US$1,275.1 million, the cryptocurrency mining business of US$39.4 million, and the data center business of US$11.8 million. The revenues from mining pool business for the year ended December 31, 2022 included US$492.2 million from primary mining pool services and US$101.0 million from sub mining pool services, while the revenues from mining pool business for the year ended December 31, 2021 were all from primary mining pool services.

Operating cost and expenses

Cost of revenue. For the year ended December 31, 2022, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the mining pool business of US$600.7 million, the cryptocurrency mining business of US$42.0 million and the data center business of US$14.2 million. For the year ended December 31, 2021, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the mining pool business of US$1,283.9 million, the cryptocurrency mining business of US$23.8 million, and the data center business of US$14.3 million. The cost of revenues from mining pool business for the year ended December 31, 2022 included US$502.2 million from primary mining pool services and US$98.5 million from sub mining pool services, while the cost of revenues from mining pool business for the year ended December 31, 2021 were all from primary mining pool services.

The gross losses for the years ended December 31, 2022 and 2021 were US$7.5 million and US$8.8 million for the mining pool business, and US$4.2 million and US$2.4 million for the data center business. The gross profits for the years ended December 31, 2022 and 2021 were US$4.9 million and US$15.6 million for the cryptocurrency mining business. The gross losses from mining pool business for the year ended December 31, 2022 included gross loss of US$10.0 million from primary mining pool services and gross profit US$2.5 million from sub mining pool services, while the gross losses from mining pool business for the year ended December 31, 2021 were all from primary mining pool services.

With respect to the mining pool business, for primary mining pool services, revenues include block rewards and transaction verification fees from successful block placements. The Company receives from the blockchain the actual block rewards and distributes to the Company’s mining pool participants based on expected block rewards. In other words, under the sharing mechanisms adopted by the Company for its primary mining pool services, the mining pool participants are entitled to the compensation regardless of whether the Company successfully records a block. Such variability when the actual block rewards are different from the expected block rewards within the mining pool is referred as the lucky index. For the years ended December 31, 2022 and 2021, the negative profit margin from primary mining pool services was mainly caused by fluctuation in the lucky index. During certain periods in 2021 and 2022, the primary mining pool services had a lucky index below 100% and had to distribute more block rewards to the mining pool participants than the actual blocks it received. The fluctuation in lucky index is largely a result of the randomness and uncertainty inherent in the primary mining pool services. As such, for primary mining pool services, the Company is unable to predict whether this trend would continue in future periods.

In order to mitigate the impact of fluctuation in the lucky index, during 2022, the Company entered into the sub mining pool services, where the Company contributes a portion of the computing power it obtained from BTC.com pool participants to the third-party mining pool operators. In exchange, the Company is entitled to considerations in the form of cryptocurrencies from the third-party mining pool operators calculated based on a predetermined formula regardless of whether the third-party mining pool operators successfully validate the blocks. The Company has generated positive gross margin from sub mining pool services during the year ended December 31, 2022. The Company expects to maintain its cooperation with the third-party mining pool operators and does not expect negative profit margins from its sub mining pool services in future periods. However, the Company is unable to predict the trend for its overall mining pool business.

With regards to the cryptocurrency mining business, the gross profits are largely driven by the cryptocurrency prices. The decreased gross profit was primarily attributable to the decreased cryptocurrency prices from 2021 to 2022.

For the data center business, revenues are generated from providing its customers with rack space, utility, and cloud services such as virtual services, virtual storage, and data backup services. Cost of revenue is primarily comprised of direct production cost related to data center service as well as depreciation and amortization of the data centers. The gross losses of data center business for the year ended December 31, 2022 were mainly attributable to continuous declines in cryptocurrency prices since the second quarter of 2022, which led its customers to suspend their cryptocurrency mining operations, resulting in fewer revenues generated. The gross losses of data center business for the year ended December 31, 2021 were mainly due to the closure and demolition of data centers in Sichuan, China in June 2021, and the depreciation and amortization costs related to the construction of Ohio data center since October 2021 while the revenues generated from such date center during the year ended December 31, 2021 were limited. Due to the fluctuation in cryptocurrency prices, the Company is unable to predict whether the negative gross margin of the data center business would continue in future periods.

The year ended December 31, 2021 compared with the year ended December 31, 2020

Operating cost and expenses

Cost of revenue. For the year ended December 31, 2021, cost of revenue was mainly comprised of cost of revenue after inter-segment elimination from the mining pool business of US$1,283.9 million, the cryptocurrency mining business of US$23.8 million and the data center business of US$14.3 million. The respective gross loss was US$8.8 million for the mining pool business, US$2.4 million for the data center business, and gross profit of US$15.6 million for the cryptocurrency mining business. Please refer to above for a discussion of the reasons for the gross losses of the mining pool business and the data center business. There were no operations of the mining pool business, the cryptocurrency mining business or the data center business in 2020.

Annex B

Comment 2

•	Provide a comprehensive accounting analysis of how you determined that you control the computing power of the mining pool participant before it is provided to third party pool operators. Refer to ASC 606-10-25-25.

The Company hereby respectfully provides a comprehensive accounting analysis and based on the analysis the Company concluded it controls the computing power of the mining pool participants before it is provided to third-party pool operators.

To analyze whether the Company has control over the computing power of the mining pool participant before it is provided to third-party pool operators, the Company considers the definition of control in ASC 606-10-25-25 and the implementation guidance outlined in ASC 606-10-55-37A.

According to ASC 606-10-25-25, control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Furthermore, according to ASC 606-10-55-37A, an entity is a principal if it has the right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf. In the sub mining pool service, the third-party mining pool operators are considered as “customers”. In this transaction, the Company is responsible for collecting computing power from the individual BTC.com pool participants and delivering such aggregated computing power to the third-party mining pools. When collecting the computing power from its pool participants, the Company can direct the use of the computing power by connecting it to the third-party mining pools under the sub mining pool services or by using it to mine cryptocurrencies with the blockchain networks under the primary mining pool services. The Company is also able to choose which third-party mining pool it would redirect the computing power to. In the meantime, the Company benefits from the computing power because it is entitled to considerations in the form of cryptocurrencies, which represent substantially all of the remaining benefits from the computing power, from the third-party mining pools. As such, the Company believes it obtains substantially all of the potential cash inflows from the computing power, therefore has control over the computing power before it is provided to third-party pool operators.

The Company further analyzed indicators that an entity controls the specified good or service before it is transferred to the customer in accordance with ASC 606-10-55-39.

a.	The entity is primarily responsible for fulfilling the promise to provide the specified good or service.

As described in the first bullet point of responses to comment 2 above, all computing power is contributed by the Company’s pool participants to the Company first. Since the arrangements with the third-party mining pool operators do not include a minimum contribution clause or any similar restriction, the Company could decide whether to deliver the collected computing power to the third-party mining pools and the quantity of the computing power to be delivered. The Company is also able to choose the third-party mining pools it would redirect the computing power to. Additionally, the ultimate responsibility for fulfilling the promise to provide computing power to the third-party mining pool operators (the customer) is at the Company. The Company is responsible for maintaining its nodes and the proper function of BTC.com. The Company relays the information between the third-party mining pool operators and the mining equipment of BTC.com pool participants. If BTC.com does not function properly, the third-party mining pool operators would not be able to utilize the computing power from the BTC.com pool participants. The Company also holds the ultimate responsibility to display hash rate and mining earnings information and to distribute the correct amount of mining rewards to its individual BTC.com pool participants. Furthermore, the Company calculates and settles the mining rewards with its pool participants on a daily basis without any involvement from the third-party mining pool operators.

As the primary obligor in the sub mining pool services, BTC.com has implemented controls to monitor the fluctuations of the computing power contributed by its individual pool participants as well as any exceptions in the computing power information provided by the third-party mining pool operators.

Based on the above analysis, the Company concludes that it is primarily responsible for fulfilling the promise to provide the computing power.

b.	The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer.

The Company entered into arrangements separately with its pool participants and with the third-party mining pool operators. When the Company collects computing power from its pool participants, it is obliged to distribute mining rewards to its pool participant based on a predetermined formula regardless of whether it would receive rewards from the third-party mining pools. For example, if BTC.com fails to provide the computing power it obtained to the third-party pool operators due to its own technology malfunction such as loss of connection, BTC.com is still obligated to pay its pool participants based on the computing power the pool participants have contributed. Historically, BTC.com has experienced losses in this nature. As such, the Company is determined to bear inventory risk before the computing power is transferred to the third-party mining pools.

c.	The entity has discretion in establishing the price for the specified good or service.

The Company entered into arrangements separately with its pool participants and with the third-party mining pool operators. The prices are also negotiated with the two parties separately. As such, the Company has discretion in negotiating the price with the third-party mining pool operators and its own pool participants. The third-party mining pool operators would not know the identity of the ultimate computing power contributor, nor would they know the consideration the Company would pay to its own pool participants.

In summary, the Company believes it has control over the computing power of the mining pool participant before it is provided to third-party pool operators as it is deemed to have the ability to direct the use of the computing power and obtain substantially all of the remaining benefits from it. The Company determined itself the principal in sub mining pool services.

Annex C

Comment 2

•	Specify the terms of your Agreements that provide the company with control over the service of providing computing power before it is provided to the third-party pool operators and the ability to transfer such service.

•	Summarize the material terms of, and provide us with a copy of, the Specific Service Agreement that is referenced in the BTC.com User Agreement. Also, identify the mining pools in which you participate and provide us with a copy of the agreements that specify the rights and obligations of the parties to those agreements.

Table of Contents

Document	Page Number

1.	BTC.com Pool Service Agreement	C-2

2.	BTC.com Pool User Agreement	C-5

3.	Binance standard agreement	C-10

4.	F2Pool standard agreement	C-50

C-1

BTC.com Pool Service Agreement

This BTC.com Pool Service Agreement (the “Agreement”) is entered into by and between User (the “User” or “You”) and BTC.com (“We” or “BTC.com”) regarding respective rights and obligations relating to the BTC.com Pool service (the “Services”) provided by BTC.com. Your use of the Services provided by BTC.com will be deemed as you have carefully read and accepted this Agreement, the BTC.com User Agreement, the BTC.com Privacy Policy and all the other rules announced by BTC.com from time to time.

In view of the continuous development and evolution of the nature and content of Internet information Services, you agree that we have the right to modify the terms of this Agreement and to notify you of the modified Agreement by online publication, via the communication means provided during your registration or by any other reasonable means. You agree that you are responsible for reviewing the latest version of the Agreement in a timely manner. If you do not agree to the latest version of the Agreement after any modification, you shall suspend registration for, or stop using the Services provided by BTC.com. Your continued use of the Services provided by BTC.com will be deemed as your acceptance of the entirety of the latest version of the Agreement.

RISK DISCLOSURE

You understand and acknowledge that there are risks associated with holding digital assets and use of digital asset related services (i.e., Mining Pool Services and Wallet Services). The risks listed in this Section are not exhaustive. These risks, and additional risks that may occur now or in the future, may prevent you from obtaining any gains, may cause you to suffer financial losses, and may even terminate the Services we provide:

(1) Use of any digital assets or related product and service carries potential financial, regulatory and other risks. Before using any digital asset or related products and services, you should confirm that you have sufficient knowledge and experience in the features and risks of blockchain technology, digital asset, and smart contracts. Your decision to participate in any digital asset activity and/or use of related services should be based on independent study and/or consultation with professionals as you deem necessary. BTC.com assumes that when you use the Services provided by BTC.com, you are a professional who understands the digital asset industry and understands the risks of digital asset related products and service. This Agreement and any services provided by BTC.com should not be deemed as BTC.com’s providing you with investment advice;

(2) The value of any Services provided by BTC.com and the value of any digital asset may be affected by many factors not controlled by BTC.com, including but not limited to mining difficulty and/or other changes in mining parameters/attributes, market price fluctuations in digital assets, hardware (i.e. mining machines) obsolescence and hardware amortization, etc.;

(3) Due to the nature of the digital asset, the value of any digital asset may lose some or all of its value at any time. You are aware of the fact that the value of any digital asset can decrease rapidly (and even decrease to zero). BTC.com is not responsible for any and all losses caused by the market price fluctuations of any digital asset;

(4) BTC.com will maintain or upgrade the system periodically. You hereby confirm that you do not expect that your use of the Services provided by BTC.com is continuous, without any interruption. Unless otherwise expressly prescribed, BTC.com is not responsible for any and all losses caused by the suspension and interruption due to BTC.com’s maintenance and upgrading of its system;

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(5) No authentication or computer security technology is 100% secure and safe. You agree to bear all risks related to hacking or identity theft;

(6) You understand and agree that BTC.com reserves the right to post, modify, and/or provide information related to our Services through the Website, emails, customer service calls, SMS and other official channels. BTC.com is not responsible for information obtained through non-official channels of BTC.com. If you have any question related to the truthfulness of information sent in the name of BTC.com, please contact us immediately.

I. Services

1.1 BTC.com uses its own system, through the Internet and other means, to provide you with digital asset Pool Services and other services/products that may be added based on this website.

1.2 When using the Services, Users shall prepare the following equipment and bear the following costs and expenses: (1) Internet equipment costs, including but not limited to the costs for purchasing the computers or other Internet terminals; (2) Internet access costs, including but not limited to Internet access fees and mobile phone network data fees, etc.; (3) “Mining” equipment costs and electricity costs, including but not limited to the costs for purchasing “mining” equipment, electricity costs, and etc.

II. Service usage specification

2.1 When using the Services in BTC.com, you hereby agree to abide the following terms:

(1) All the actions taken in the process of using the Services should comply with the laws, regulations and other regulatory documents of the State as well as our rules. Do not violate the public interest or public morals, do not harm the legitimate rights and interests of others, do not evade tax payable, and do not violate these provisions and related rules. If you breach any of the above commitments and resulting in any legal consequences, you shall bear all legal liabilities by yourself and make us harmless against any loss caused thereby.

(2) You shall not make commercial use of any data on BTC.com, including but not limited to copying, disseminating or in any way use the information displayed on BTC.com without our prior written consent.

(3) You shall not use any device, software or routines to intervene or attempt to interfere with the normal operation of BTC.com. You shall not take any actions which would result in an unreasonably large data overload being imposed to BTC.com’s network devices.

2.2 You have acknowledged and agreed, that we are entitled to make a unilateral determination as to whether you have violated any of the above commitment above and, based on such determination, continue or terminate providing Services to you without your consent or prior notice. If an effective legal document issued by the administrative or judicial authority confirms that you have violated the law or infringed the rights, or we, at our discretion, believe that your action has violated the terms of this Agreement or is suspected of violating the provisions of the laws and regulations, we shall be entitled to publicize such suspected violation of the law or breach of Agreement and the measures we have taken against you on BTC.com. If any information published by you on BTC.com is suspected of violating the law or infringing the legal rights of others or violating the laws or regulations, we shall be entitled to delete them without notice to you and take measures against you in accordance with relevant regulations. We are entitled to determine whether your actions, including any of the actions you have implemented in BTC.com, or those that you have not implemented in BTC.com but have affected BTC.com and its users, has constituted a breach the provisions of this Agreement, and to take measures against you accordingly. You shall preserve all the evidence related to your actions by yourself and bear the adverse consequences if adequate evidence fails to be presented. You shall bear all legal liabilities for any damages caused to any third party by your suspected violation of these covenants by yourself and shall indemnify us against any loss or increased costs arising therefrom. If you are suspected of violating any applicable laws or this clause and therefore we may suffer any losses or suffer any claim from any third party or be punished by any administrative department, you shall indemnify us for all losses and/or expenses, including reasonable attorneys’ fees, caused by such violation.

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2.3 BTC.com does not provide Services to residents in the following countries or regions: Cuba, Iran, North Korea, Syria, China Mainland, Hong Kong and other countries or regions subject to sanctions administered or enforced by relevant countries or governments or international agencies. The above list may not be exhaustive. By accessing and using Services, you undertake and warrant that you are not a resident of the aforementioned countries or regions. BTC.com reserves the right to restrict or terminate the Services in the certain countries or regions. BTC.com reserves the right to refuse to provide Services to you, and to freeze or terminate your account if BTC.com determines that you are a resident of such a country or regions.

2.4 BTC.com is entitled to determine the security and stability of the hashrates submitted by your sub-account, and BTC.com has the right to unilaterally terminate the Services if we consider that the hashrate submitted by your account is suspicious.

2.5 BTC.com reserves the right to switch your hashrate power to other currencies if problems of the mining currency itself may affect the mining output.

III. Miscellaneous

3.1 For matters not covered in this Agreement, “BTC.com User Agreement”, the “BTC.com Privacy Policy” and all the other rules announced by BTC.com from time to time shall apply.

© Copyright BTC.COM 2021. All Rights Reserved.

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BTC.com User Agreement

Welcome to BTC.com!

Thank you (“User”) for choosing the products and service (together, the “Services”) provided by BTC.com (“We” or “BTC.com”). Please read this User Agreement (the “Agreement”) carefully. By accessing the website at BTC.com and the associated application program interface or mobile applications (the “Site”), using the Services provided by us and/or registering an account with BTC.com, you agree to be bound by all these terms and conditions set forth in this Agreement, including any revisions from time to time as may be published by us as well as the BTC.com Privacy Policy. If you have any question regarding the Services and/or the Agreement, please contact our customer service according to the contact information displayed at the bottom of the Site.

RISK DISCLOSURE

You understand and acknowledge that there are risks associated with holding digital assets and use of digital asset related services (i.e., Mining Pool Services). The risks listed in this Section are not exhaustive. These risks, and additional risks that may occur now or in the future, may prevent you from obtaining any gains, may cause you to suffer financial losses, and may even terminate the services we provide:

(1) Use of any digital assets or related product and service carries potential financial, regulatory and other risks. Before using any digital asset or related products and services, you should confirm that you have sufficient knowledge and experience in the features and risks of blockchain technology, digital asset, and smart contracts. Your decision to participate in any digital asset activity and/or use of related services should be based on independent study and/or consultation with professionals as you deem necessary. BTC.com assumes that when you use the services provided by BTC.com, you are a professional who understands the digital asset industry and understands the risks of digital asset related products and service. This Agreement and any services provided by BTC.com should not be deemed as BTC.com’ s providing you with investment advice;

(2) The value of any mining pool services provided by BTC.com and the value of any digital asset may be affected by many factors not controlled by BTC.com, including but not limited to mining difficulty and/or other changes in mining parameters/attributes, market price fluctuations in digital assets, hardware (i.e. mining machines) obsolescence and hardware amortization, etc.;

(3) Due to the nature of the digital asset, the value of any digital asset may lose some or all of its value at any time. You are aware of the fact that the value of any digital asset can decrease rapidly (and even decrease to zero). BTC.com is not responsible for any and all losses caused by the market price fluctuations of any digital asset;

(4) BTC.com will maintain or upgrade the system periodically. You hereby confirm that you do not expect that your use of the Services provided by BTC.com is continuous, without any interruption. Unless otherwise expressly prescribed, BTC.com is not responsible for any and all losses caused by the suspension and interruption due to BTC.com’ s maintenance and upgrading of its system;

(5) No authentication or computer security technology is 100% secure and safe. You agree to bear all risks related to hacking or identity theft;

(6) You understand and agree that BTC.com reserves the right to post, modify, and/or provide information related to our service through the Website, emails, customer service calls, SMS and other official channels. BTC.com is not responsible for information obtained through non-official channels of BTC.com. If you have any question related to the truthfulness of information sent in the name of BTC.com, please contact us immediately.

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1.   Account Registration

1.1. You shall register an account (the “Account”) with BTC.com before using the Services. You agree to provide us accurate, up-to-date and truthful information when registering and on an ongoing basis. You agree to notify us as soon as possible when any of the information provided by you changes. You agree that you will not register multiple Accounts with BTC.com, unless a writing consent from us is obtained.

1.2. In order to protect your BTC.com Account, please make sure to keep your password secured and confidential. You shall be fully responsible for all activities that occur under your BTC.com Account. Please do not use the same password in any third-party applications as the one for your BTC.com Account.

1.3. When you register an Account with BTC.com, BTC.com may require you to provide personal information, which may include but not limited to your: name, email address, phone number, and address, etc. You understand and agree that our collection, storage and use of your personal information shall be governed by the BTC.com Privacy Policy.

2.   Our Services

2.1. You hereby confirm and agree that before using any Services or activating any functions provided on the Site, you have read and understood this Agreement, as well as the relevant agreements and rules applicable to such specific Services/functions (“Specific Service Agreement”). If there is a conflict between the terms of this Agreement and the applicable Specific Service Agreement, the applicable Specific Service Agreement shall control when you use such Services/functions. You agree to check and review the Agreement, the Specific Service Agreement and other rules and policies announced by BTC.com for the latest updates regularly and frequently. BTC.com shall not be responsible for any losses or damages caused by your ignorance of the Agreement, the Specific Service Agreement and any other announcements made by BTC.com.

2.2. We shall have right to charge fees for specific Services in accordance with applicable fee schedule (“Fee Schedule”). For the applicable Fee Schedule, please refer to the relevant web page information.

2.3. You hereby agree that if you are not satisfied with the Services provided by us, your sole remedy is to stop using the Services immediately and you shall have no right to ask us to assume any other remedial measures or responsibilities.

3.   Mining Pool Services

3.1. When using the mining pool services, you shall prepare the following equipment and bear the following costs and expenses: (1) Internet equipment costs, including but not limited to the costs for purchasing the computers or other Internet terminals; (2) Internet access costs, including but not limited to Internet access fees and mobile phone network data fees, etc.; (3) Mining equipment costs and electricity costs, including but not limited to the costs for purchasing mining equipment, electricity costs, etc.

3.2. You agree that BTC.com shall have right to charge service fee for the mining pool service provided by it and the specific fee rate shall refer to the relevant webpage. relevant webpage.

3.3. If you use the mining pool service provided by us, you agree to comply with and be bound by the specific operating rules specified on the relevant pages applicable to the mining pool services.

3.4. If you use the mining pool service provided by us, you agree to comply with and be bound by the BTC.com Pool Service Agreement.

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4.   Software

4.1. If the Services need to be downloaded or include downloadable software, the software may be automatically updated on your device when new versions or new features are launched. Some service updates may require you to adjust the automatic update settings on your device.

4.2. On the condition that you agree to this Agreement, BTC.com hereby grants you a free, non-transferable, non-exclusive global personal license that allows you to use the software provided by BTC.com, which is included in the Services. The purpose of this license is only to enable you to use the Services provided by BTC.com in the manner permitted by this Agreement. You shall not copy, modify, distribute, sell, or rent any part of our Services or any part of the software contained in the Services, nor shall you reverse engineer or attempt to extract the source code of the software, unless applicable laws prohibit the above restrictions or you have obtained our prior written permission.

5.   Restrictions and Obligations

5.1. You agree to comply with all applicable laws and regulations, the Agreement, the Specific Service Agreement and all other policies, procedures, or rules announced by BTC.com from time to time. You agree to check the Site regularly and frequently to view the latest information announced by BTC.com.

5.2. You shall not use the Services provided by BTC.com to engage in any activities that violate applicable laws and regulations. You shall not use the Services to:

(1) support, incite or participate in any terrorist activities;

(2) participate in any money laundering activities;

(3) violate or intrude legitimate interests of others, including but not limited to interfering with other Users’ using of the Services; and

(4) participate in any other activities that violate applicable laws and regulations.

5.3. You hereby represent and warrant to us as follows, which representations and warranties will be deemed repeated each time you use the Services:

(1) as an individual, you are at least 18 years old and you have the requisite power to form a binding contract and perform your obligations in accordance with the Agreement under applicable laws and regulations;

(2) as a legal person or organization, you have full legal capacity and authorization to enter into this Agreement and your obligations hereunder are binding upon you;

(3) your use of the Services provided by us does not violate or conflict with any law applicable to you, and/or any contractual restriction binding on or affecting you or any of your assets you use when accessing the Services provided by us; you are not subject to any economic sanctions programs administered or enforced by any relevant country or government or international authority, including but not limited to: the US Department of the Treasury’s Office of Foreign Assets Control, the US Department of State, the United Nations Security Council, the European Union, Her Majesty’s Treasury, the Hong Kong Monetary Authority or the Monetary Authority of Singapore; and

(4) you are using the Services only for your own benefit and that you are not using the Services on behalf of others or for the benefit of any third parties, unless you have obtained prior written permission from us.

5.4. You agree that you shall fully assume the relevant tax obligations (if any) arising from the use of the Services provided by BTC.com.

5.5. You agree that you will not interfere with our Services or try to use methods other than the interfaces and instructions provided by us to access the Site and the Services. You shall bear any direct or indirect loss or damage caused by such violation.

5.6. BTC.com will not review or approve any third-party websites that request access to BTC.com Accounts, and BTC.com shall not be responsible for these websites. If you do not trust the website requesting your information, please do not approve such request.

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5.7. You agree that we will use the email address on record as our primary means of communicating with you. You agree to check your email frequently and keep your email address up-to-date and immediately notify us if there are any changes. We are not responsible to you for information obtained through non-official channels of BTC.com. If you have any question related to the truthfulness of information sent in the name of BTC.com, please contact us immediately.

5.8. Your using our Services shall not and will not grant you any intellectual property rights related to our Services or ownership of the content you have access. This Agreement does not grant you the right to use any brand or logo (including but not limited to the BTC.com logo) used in our Services. Without our prior written authorization, you may not carry out any activities in the name of BTC.com, regardless of whether these activities are for profit or not.

6.   Service Change and Termination

6.1. You agree that we reserve the right to limit, change, suspend or even terminate all or part of the Services at any time.

6.2. You acknowledge and agree that BTC.com shall have the right to limit or suspend your access to the Site and the Services if (1) we suspect that you have violated any applicable laws and regulations, the Agreement, the Specific Service Agreement or other policies, procedures, or rules announced by BTC.com; (2) we are required to do so by a subpoena, court order, or other government order; (3) the Account is subject to or related to a pending litigation, investigation, and/or governmental proceeding; or (4) we notice and suspect that there are some unusual or unauthorized activities involved with the Account. You agree that BTC.com shall not be liable to you for any losses or damages caused by such access limitation or suspension.

6.3. You acknowledge and agree that BTC.com shall have right to immediately close your Account if (1) you request to terminate your Account with BTC.com (however if there is applicable Specific Service Agreement that prohibits such termination request, then you shall have no right to request to terminate your Account with BTC.com until such prohibition is cleared in accordance with the applicable Specific Service Agreement); (2) the information provided by you to us is untruthful, inaccurate or incomplete; (3) you use the Services to engage in illegal activities; or (4) we reasonably determine that your Account shall be terminated.

6.4. The closure of an Account shall not affect any rights and obligations incurred prior to the date of Account closure, including but not limited to the fees owed by you to BTC.com.

7.   Indemnifications

7.1. Without duplication of any other rights to recovery or indemnity set forth in the Agreement, you shall indemnify and hold harmless BTC.com, its affiliates, and their respective directors, officers, employees and agents from and against any claims, actions, proceedings, investigations, demands, suits, costs, expenses, and damages (collectively, “Losses”, including reasonable attorney’ s fee) arising out of or related to (1) your violation of the applicable laws and regulations; (2) your breach of the Agreement; and/or (3) your use of the Services or your conduct in connection with BTC.com.

7.2. BTC.com shall not be liable for delays or errors occurring by reason of circumstances beyond its reasonable control, including but not limited to war (declared or undeclared), terrorist activities, acts of sabotage, blockade, fire, lightning, acts of god, national strikes, riots, insurrections, civil commotions, quarantine restrictions, epidemics, earthquakes, floods, hurricanes, explosions and regulatory and administrative actions or delays. In the event of such force majeure, BTC.com shall take reasonable steps to minimize interruptions and loss but shall have no liability caused by or incidental to such force majeure.

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7.3. TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAW, WE DO NOT REPRESENT OR WARRANT THAT THE SITE, THE SERVICES PROVIDED BY US ARE ACCURATE, COMPLETE, RELIABLE, CURRENT, ERROR-FREE, OR FREE OF VIRUSES OR OTHER HARMFUL COMPONENTS. WITHOUT LIMITING THE FOREGOING, YOU HEREBY UNDERSTAND AND AGREE THAT WE WILL NOT BE LIABLE FOR ANY LOSSES OR DAMAGES ARISING OUT OF OR RELATING TO: (1) ANY INACCURACY, DEFECT OR OMISSION OF PRICE DATA, (2) ANY ERROR OR DELAY IN THE TRANSMISSION OF SUCH DATA, (3) INTERRUPTION IN ANY SUCH DATA, (4) REGULAR OR UNSCHEDULED MAINTENANCE CARRIED OUT BY BTC.COM OR THIRD PARTY SERVICE PROVIDER AND SERVICE INTERRUPTION AND CHANGE RESULTING FROM SUCH MAINTENANCE, (5) ANY DAMAGES INCURRED BY OTHER USERS’ ACTIONS, OMISSIONS OR VIOLATION OF THE AGREEMENT, AND (6) ANY DAMAGE CAUSED BY ILLEGAL ACTIONS OF OTHER THIRD PARTIES OR ACTIONS WITHOUT AUTHORIZATION BY BTC.COM.

7.4. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT SHALL BTC.COM, ITS AFFILIATES AND THEIR RESPECTIVE SHAREHOLDERS, MEMBERS, DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, PUNITIVE, CONSEQUENTIAL DAMAGES (INCLUDING BUT NOT LIMITED TO LOSS OF DATA, PROFITS, REVENUE, BUSINESS OPPORTUNITIES) ARISING OUT OF OR IN CONNECTION WITH THE SERVICES PROVIDED BTC.COM, EXCEPT TO THE EXTENT THERE IS A FINAL JUDICIAL DETERMINATION THAT SUCH DAMAGES WERE A RESULT OF BTC.COM’ S GROSS NEGLIGENVE, WILFUL MISCONDUCT, FRAUD, OR INTENTIONAL VIOLATION OF LAW.

8.   Miscellaneous

8.1. We reserve our right to amend the Agreement at any time in our sole discretion. Any amendment of the Agreement shall immediately take effect once it is published on the Site (unless the effective time is otherwise prescribed). It is your responsibility to regularly check the Site for the latest Agreement before using the Services provided by BTC.com. If you do not accept any amendment to the Agreement, your sole remedy is to request to terminate your Account by notifying us in accordance with Section 7.3 and terminate your use of the Services provided by BTC.com.

8.2. This Agreement is binding upon you and BTC.com, and it does not create any third-party beneficiary rights. You may not assign or transfer any of your rights or obligations under the Agreement without prior written consent from BTC.com. BTC.com may assign or transfer any or all of its rights or obligations under the Agreement, in whole or in part, without notice or obtaining your consent or approval.

8.3. Any and all disputes arising from or relating to this Agreement or the Services shall be governed by the applicable laws of Singapore. Any and all disputes arising from or relating to this Agreement or the Services shall first be resolved through negotiation in good faith. In case of failure to reach an agreement through negotiation, such dispute shall be referred to and finally settled by arbitration at the Singapore International Arbitration Centre in accordance with the Rules of Arbitration of the Singapore International Arbitration Center (“SIAC Rules”) in effect, subject to the following: (1) the arbitration tribunal shall consist of three (3) arbitrators to be appointed according to the SIAC Rules; and (2) the language of the arbitration shall be English. The prevailing party shall be entitled to reasonably attorney’ s fees, costs and necessary disbursement in addition to any other relief to which such party may be settled.

8.4. No delay or omission as to the exercise of any right or power accruing upon any breach by you shall impair BTC.com’ s exercise of any right or power or shall be construed to be a waiver of any breach or acquiescence therein.

8.5. Should any part of the Agreement be determined to be illegal or unenforceable, such determination shall not affect the remaining part of the Agreement.

8.6. If there is a translated version of this Agreement and there is a conflict between the translated versions, the English version shall prevail.

© Copyright BTC.COM 2021. All Rights Reserved.

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BINANCE TERMS OF USE

We have updated our Terms of Use which will be effective and binding from 31 August 2023. Your continued use of the Binance Services constitutes acceptance of the new Terms of Use.

You can view the existing terms here.

Last Updated: 21 August 2023

Effective Date: 31 August 2023

These Terms constitute a legally binding agreement between you (“you” or “your”) and Binance (“Binance”, “we”, “our” or “us”). The Terms govern your use of the Binance Services made available to you on or through the Platform or otherwise. Binance Services may be provided by Binance or, if specified in these Terms, any Product Terms or any additional terms, by any Binance Affiliate.

By registering for a Binance Account, accessing the Platform and/or using the Binance Services, you agree that you have read, understood and accepted these Terms, together with any additional documents or terms referred to in these Terms. You acknowledge and agree that you will be bound by and will comply with these Terms, as updated and amended from time to time.

If you do not understand and accept these Terms in their entirety, you should not register for a Binance Account or access or use the Platform or any Binance Service.

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RISK WARNING

As with any asset, the value of Digital Assets can fluctuate significantly and there is a material risk of economic loss when buying, selling, holding or investing in Digital Assets. You should therefore consider whether trading or holding Digital Assets is suitable for you in light of your financial circumstances.

Further information on the risks associated with using the Binance Services is set out in our

Risk Warning, which may be updated from time to time. You should read the Risk Warning carefully, however it does not explain all of the risks that may arise, or how such risks relate to your personal circumstances.

It is important that you fully understand the risks involved before making a decision to use the Binance Services.

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We are not your broker, intermediary, agent or advisor and we have no fiduciary relationship or obligation to you in connection with any Transactions or other activities you undertake when using the Binance Services. We do not provide investment or consulting advice of any kind and no communication or information that we provide to you is intended as, or should be construed as, advice of any kind.

It is your responsibility to determine whether any investment, investment strategy or related transaction is appropriate for you according to your personal investment objectives, financial circumstances and risk tolerance and you are responsible for any associated loss or liability. We do not recommend that any Digital Asset should be bought, earned, sold or held by you. Before making the decision to buy, sell or hold any Digital Asset, you should conduct your own due diligence and consult your financial advisor. We are not responsible for the decisions you make to buy, earn, sell or hold Digital Assets based on the information provided by us, including any losses you incur arising from those decisions.

INFORMATION ABOUT OUR AGREEMENT WITH YOU

1. Introduction

1.1. About us. The Binance group is an ecosystem centred around an online exchange for Digital Assets trading. The Binance group provides users with a trading platform to buy and sell Digital Assets, integrated custody solution allowing users to store their Digital Assets and other Digital Asset-related services.

1.2. These Terms. By registering to open a Binance Account you are entering into a legally binding agreement with us. These Terms will govern your use of the Binance Services and tell you who we are, how we will provide the Binance Services to you, how these Terms may be changed or terminated, what to do if there is a problem, along with other important information.

You must read these Terms, together with the documents referenced in the Terms, carefully and let us know if you do not understand anything.

Where any Local Terms apply to your use of the Binance Services, such Local Terms will take precedence over these Terms.

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1.3. Additional documents. These Terms refer to a number of additional documents which also apply to your use of the Binance Services. This includes:

a. Our Privacy Notice, which sets out the terms on which we process any personal data we collect about you, or that you provide to us. By using the Binance Services, you understand and agree to such processing and you promise that all data provided by you is accurate and up to date.

b. Our Risk Warning, which sets out important information on the risks that can arise when buying, selling, holding or investing in Digital Assets.

c. The Fee Structure page on our Website.

d. Product Terms, which set out additional terms and conditions that will apply to your use of specific Binance Services.

You acknowledge that you will be bound by, and agree that you will comply with, any relevant additional terms and conditions that apply to your use of the Binance Services.

2. Eligibility

2.1. Eligibility criteria. To be eligible to register for a Binance Account and use the Binance Services, you must:

a. be an individual, corporation, legal person, entity or other organisation with the full power, authority and capacity to (1) access and use the Binance Services; and (2) enter into and comply with your obligations under these Terms;

b. if you are an individual, be at least 18 years old;

c. if you act as an employee or agent of a legal entity, and enter into these Terms on their behalf, you must be duly authorised to act on behalf of and bind such legal entity for the purposes of entering into these Terms;

d. not have been previously suspended or removed from using Binance Services;

e. not be a Restricted Person;

f. not currently have an existing Binance Account; and

g. not be located, incorporated, otherwise established in, a citizen of, or resident of, or have business operations in:

i. a jurisdiction where it would be illegal under Applicable Law for you to access or use the Binance Services, or cause us or any third party to contravene any Applicable Law; or

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ii. a country listed in our List of Prohibited Countries.

2.2. Amending our eligibility criteria. We may amend our eligibility criteria at any time in our sole discretion. Where possible, we will give you notice in advance of the change. However, we may occasionally need to make changes without telling you in advance. This may include where:

a. we are making the change as a result of legal and/or regulatory changes;

b. the changes being made are in your interest; and/or

c. there is any other valid reason which means there is no time to give you notice.

Where we are unable to give you advance notice, we will let you know of the change as soon as possible after it is made.

3. How we contact each other

3.1. How you can contact us. For more information on Binance, you may refer to the information found on our Website. If you have questions, feedback or complaints you can contact us via our Customer Support team at https://www.binance.com/en/chat. These Terms may specify contact details for particular notices. This address is not monitored for those notices.

3.2. How we will contact you. We will contact you using the details you provide to us. This may include contacting you by email, SMS or telephone. It is important that you ensure that your contact details are correct and up to date. If your contact details change, you must let us know immediately. If you do not, we will not be responsible if you do not receive information, notices or other important information from us.

4. Binance Services

4.1. Specific product terms. Once you have opened a Binance Account, you will be able to use the Binance Services in accordance with these Terms and the Product Terms that govern your use of each specific Binance Service.

4.2. Intra-group services. You acknowledge and agree that some of the Binance Services may be provided by Binance Affiliates.

5. Chat Service

5.1. Availability of Chat Service. We may make our interactive online chat service available to you (“Chat Service”) at any time in connection with your use of any of the Binance Services. By using the Chat Service, you may interact with a bot, chatbot, or other non-human. We will disclose the use of a chatbot, or other non-human, to the extent required by Applicable Law. When engaging with us through use of the Chat Service, you authorise us to monitor and save your chats.

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5.2. Important information. The Chat Service is provided as a convenience, often to facilitate your understanding of the Binance Services. Our Chat Service will make reasonable efforts to provide you with accurate and current information based on your question or need. Nothing we communicate in the Chat Service will be considered a legal agreement, representation or warranty as to the Binance Services, processes, decisions, or response times. Any personal data shared with us when using the Chat Service will be subject to the applicable privacy-related policies and notices described in our Privacy Notice.

5.3. User Chats. In addition, we may make available to you chats that allow you to interact directly with other users of the Platform (“User Chat”).

5.4. Prohibited actions. You must not use the Chat Service or any User Chat to send any abusive, defamatory, dishonest, or obscene message or any messages intended to manipulate a market or to spread false or misleading information or messages that are otherwise in contravention of Applicable Laws, and doing so may result in termination of the Chat Service session and may lead to restrictions on the availability of Binance Services to you.

6. Fees

6.1. Payment of fees. You agree to pay all applicable fees in connection with your use of the Binance Services as set out on the Fee Structure page on our Website, or otherwise communicated to you in any relevant Product Terms.

You authorise us to deduct all applicable fees, commissions, interest, charges and other sums that you owe from your Binance Account under these Terms or any Product Terms in accordance with the method of calculation set out on our Fee Structure page. If you owe us an amount in one Digital Asset and do not have sufficient assets in that Digital Asset, we may deduct the sums owed in another Digital Asset to effect payment (in which case we will convert the Digital Asset you hold into the Digital Asset in which the sums owed to us are denominated (or the Fiat Currency equivalent), at the rate currently offered on the Platform or at such other commercially reasonable rate as we may determine). In the event that there are insufficient Digital Assets in your Binance Account, you acknowledge that any amount due and payable from you under this clause is a debt immediately due and owing by you to us in such amount and form (whether in the form of a Digital Asset or otherwise) as we may determine, acting in a commercially reasonable manner.

6.2. Amending our fees. We may adjust our fees from time to time in accordance with clause 18.3 of these Terms.

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INFORMATION ABOUT YOUR BINANCE ACCOUNT

7. Creating a Binance Account

7.1. Account opening. You must create and maintain a Binance Account in order to access the Binance Services and the Platform. This may be a Binance Account for an individual user, or a Corporate Binance Account where the user is a corporation, entity or other organisation.

All Binance Accounts are provided at our absolute discretion. We reserve the right to refuse any application for a Binance Account without reason or to limit the number of Binance Accounts that you may hold.

7.2. Sole benefit. By opening a Binance Account you agree that:

a. where you are an individual user, you will use your Binance Account only for yourself, and not on behalf of any third party, unless you have obtained our prior written consent; and

b. where you are a corporate user, your Permitted Users will use the Corporate Binance Account only for your benefit, and not on behalf of any third party, unless our prior written consent has been obtained.

You are fully responsible for all activity that occurs under your Binance Account.

7.3. Identity verification. You will need to comply with our identity verification procedures before you are permitted to open a Binance Account and access and use the Binance Services, by providing us with certain information about yourself and, where relevant, your Permitted Users. All information that you provide must be complete, accurate and truthful. You must update this information whenever it changes.

You authorise us to make inquiries, whether directly or through third parties, that we consider necessary to verify your identity, and that of any Permitted Users, or protect you and/or us against fraud, money laundering, terrorist financing or other financial crime, and to take any action we deem necessary based on the results of such inquiries.

When we carry out inquiries, you acknowledge and understand that your personal data , and that of any Permitted Users, may be disclosed to identity verification, compliance data recordation, credit reference, fraud prevention, or financial crime agencies and that these agencies may respond to our inquiries in full.

You can review our Privacy Notice to have more information about how we process your personal data.

7.4. Enhanced due diligence. We may also require you to comply with our enhanced due diligence procedures by submitting additional information about yourself, your business or your Permitted Users, providing additional records or documentation, or having face to face meetings with representatives of Binance.

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7.5. Records. We keep your personal data to enable your continued use of Binance Services, for as long as it is required in order to fulfil the relevant purposes described in this Privacy Notice, and as may be required by law such as for tax and accounting purposes, compliance with anti-money laundering laws, or as otherwise communicated to you. Please review our Privacy Notice for more information on how we collect and use your personal data relating to the use and performance of our Sites and the Binance Services.

7.6. Sub-Accounts. At our discretion, you may create and access a Binance Sub-Account. Each natural person associated with a Binance Sub-Account is subject to the identity verification requirements set out in this clause 7. Only one natural person or corporate entity may be associated with a particular Binance Sub-Account.

8. Information requests

8.1. When we may request information. We may require information from you at any time for the purposes of complying with any Applicable Law, identity verification requirements, or in connection with the detection of money laundering, terrorist financing, fraud, or any other financial crime, or for any other valid reason. You agree to provide us with any such information we request and permit us to keep a record of the information for the lifetime of your Binance Account as long as it is required to fulfil their intended purposes, or such other period as prescribed by Applicable Law.

8.2. What happens when you provide information. Your access to your Binance Account and the Transaction limits that apply to your use of the Binance Services may be altered as a result of information collected about you on an ongoing basis. If there is a reasonable suspicion that any information provided by you is wrong, untruthful, outdated, or incomplete, we may send you a notice to request corrections, remove relevant information, or do such other things that we consider necessary to ensure that the information provided by you is true and correct.

8.3. If you fail to provide any requested information. You must comply with any information request we send to you. If you decline to provide the requested information, or otherwise do not comply in a timely manner, we reserve the right to suspend or terminate your access to your Binance Account, or to all or part of the Binance Services immediately, without notice.

9. Accessing your Binance Account

9.1. Access. To access your Binance Account you or, where relevant, your Permitted Users, must have the necessary equipment (such as a computer or smartphone) and access to the internet. Your Binance Account can be accessed directly using the Platform or by such other mode of access (including APIs) as we may prescribe. You are only permitted to access your Binance Account by using the Access IDs we provide to you or your Permitted Users for such purposes. We may require multi-factor authentication to keep your Binance Account safe and secure.

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The use of the Platform and other access methods may be subject to such additional terms as we communicate to you.

9.2. Restricting access to third parties. You must ensure that any Binance Account(s) registered under your name will not be used by any person other than yourself or, with respect to Corporate Binance Accounts, your Permitted Users, other than in accordance with these Terms.

10. Account information and Transaction records

10.1. Your Account History. You will be able to access your Account History on the Platform. You must review your Account History carefully and let us know if you see any entries or Transactions that you do not recognise or you think are incorrect within fourteen (14) calendar days of the date that your Account History is provided or made available to you.

10.2. Errors. We may rectify any error in your Account History at any time, and reserve the right to void or reverse any Transaction involving or deriving from a Manifest Error or to amend the details of such Transaction to reflect what we reasonably consider to be the correct or fair details of such a Transaction absent Manifest Error. Without prejudice to the generality of the other terms in these Terms, and in the absence of fraud or bad faith, Binance shall in no circumstances be liable to you for any loss or demand of whatsoever nature you may suffer or incur in connection with any Manifest Error howsoever arising, whether direct or indirect, special or consequential, including, but not limited to, loss of profit or loss of opportunity, even if Binance had been advised of the possibility of the same arising or that the same were reasonably foreseeable.

10.3. Information sharing. We may be required under Applicable Law to share information about your Binance Account and Account History with third parties. You acknowledge and agree that we are entitled to disclose such information. For more information about how we process your personal data you can review our Privacy Notice.

USING YOUR ACCOUNT

11. Instructions

11.1. Giving Instructions. You must ensure that any Instruction submitted is complete and accurate. We are not required to verify the accuracy, authenticity or validity of any Instruction and will not monitor or reject Instructions on the basis that they are, or appear to be, duplicates. However, if we are in doubt as to the accuracy, authenticity or validity of an Instruction, we may refuse to act upon or defer acting upon any Instruction, or seek further information with respect to the Instruction.

Instructions are irrevocable and therefore once an Instruction has been submitted you, or your Permitted Users, have no right to rescind or withdraw it without our written consent. Your Instruction is not deemed to be received by us until it has been received by our server. Our record of all Instructions will be conclusive and binding on you for all purposes.

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11.2. Acting on your Instructions. By submitting an Instruction you or your Permitted Users are authorising us to initiate the Transaction on your Binance Account. We are therefore authorised to credit or debit (or provide settlement information to third parties for the purposes of the third party crediting or debiting) your Digital Assets from your Binance Account in accordance with your Instruction. If you have insufficient Digital Assets or Fiat Currency in your Binance Account to effect the Transaction (i.e. less than the required amount to settle the Transaction and to pay all the fees associated with the Transaction), then we have the right to refuse to effect any Transaction. It is your responsibility to hold sufficient Digital Assets or Fiat Currency credited in your Binance Account.

11.3. Protection of Instructions. You are aware that Instructions and information transmitted on the Platform or by email are generally transmitted via the internet and may be routed via public, transnational installations which are not specifically protected. We cannot guarantee that the Instructions and information transmitted will be completely protected against unauthorised access, and you accept the associated risks.

11.4. Withdrawals. Subject to these Terms and any applicable Product Terms, and provided that you have sufficient balance on your Binance Account and the relevant Digital Assets are not on hold in your Binance Account in connection with any Binance Service, you may give Instructions to Binance to transfer Digital Assets to an external wallet address by submitting a withdrawal request on the Platform. Upon receipt of the withdrawal request, Binance will: (i) deduct your Binance Account balance; and (ii) initiate an on-chain transfer to an external wallet designated by you. Binance may not process a withdrawal request if, in our reasonable opinion, we consider that Applicable Law prevents the execution of the relevant withdrawal. Binance may also suspend withdrawals at such time deemed appropriate by Binance to resolve any incidents on the Platform. Once such incidents have been resolved, Binance will resume withdrawals.

12. Transactions

12.1. Entering into Transactions. You may enter into Transactions directly with us, or directly with other users, which may or may not be facilitated by us.

We do not represent or warrant that any Transaction will be completed successfully or within a specific time period.

12.2. Unauthorised Transactions. You are responsible for the control and use of your Binance Account. As such, we will assume that you, or a Permitted User, have authorised any Instruction sent from your Binance Account unless we are notified otherwise. It is important that you monitor your Account History to ensure any unauthorised or suspicious activity on your Binance Account is identified and notified to us as soon as possible. We are not responsible for any claim or losses resulting from a Transaction executed as a result of an unauthorised Instruction unless you have notified us in accordance with this clause.

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12.3. Retention of Transaction information. To facilitate compliance with global industry standards for data retention, you agree to permit us (but agree to not require us) to keep a record of all Transaction information for the lifetime of your Binance Account as long as it is required to fulfil their intended purposes, or such other period as prescribed by Applicable Law. Please review our Privacy Notice for more information on how we collect and use data relating to the use and performance of our Sites and the Binance Services.

13. Material interests and conflicts

13.1. Binance group. You understand that Binance is a member of a group of companies which is involved in activities connected with Digital Assets.

13.2. Nature of our duties. You understand and agree that neither your relationship with us nor any Binance Service we provide to you, nor any other matter, will give rise to any duties on our part or on the part of any Binance Affiliate, whether legal, equitable, fiduciary in nature, save as are expressly set out in these terms. In particular, we and any Binance Affiliate may from time to time act in more than one capacity, and in those capacities we may receive fees or commissions from more than one user (including you). You agree that we may act in such capacities and provide any other Binance Services or carry out any business with or for you, any Binance Affiliate or any other user.

13.3. Material interests. You understand and agree that neither we nor any Binance Affiliate will be required to: (1) have regard to any information known to us, or to any Binance Affiliate, which is a material interest; (2) disclose any such information to you; or (3) use any such information for your benefit. You further acknowledge that from time to time we may receive general market information in the course of providing Binance Services to you, which we may use in the ordinary course of our business.

13.4. Conflicts of interest. We have established and maintain effective organisational and administrative arrangements with a view to taking all appropriate steps to identify and manage conflicts of interest between us and our users and relevant third parties, so as to prevent conflicts of interest from adversely affecting the interests of our users. In cases where such organisational and administrative arrangements are not sufficient to ensure that the risks of damage to your interests will be prevented, we will inform you of the nature and/or sources of the relevant conflicts of interest and the steps taken to mitigate those risks in order to allow you to make an informed decision as to whether to continue to transact with us. We reserve the right at all times to decline to act for you where we are not able to manage a conflict of interest in any other way.

14. Transaction limits

14.1. Your Transaction limits. Your Binance Account may be subject to a limit on:

a. the amount or volume of Transactions you may undertake in connection with your Binance Account;

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and/or

b. the amount or value of Fiat Currency or Digital Assets you may transfer into or out of your Binance Account,

in each case in a given period (e.g. daily). Any applicable limits are shown in your Binance Account.

14.2. Changes to your Transaction limits. We reserve the right to change any Transaction limit that applies to your Binance Account at any time at our absolute discretion. It may also be possible for you to request a change in your limits. Any change will be made in our absolute discretion and will be subject to any further conditions that we deem necessary.

15. Supported Digital Assets

15.1. Supported Digital Assets. The Binance Services are only available in connection with Supported Digital Assets, which may change from time to time. A list of the Supported Digital Assets is published on our Website. We may remove or suspend one or more Digital Assets from the list of Supported Digital Assets and we will use reasonable commercial efforts to notify you in advance. , meaning that you will no longer be able to access such Digital Assets as part of the Binance Services and will only be permitted to withdraw the Digital Assets from your Binance Account. If Digital Assets that are no longer Supported Digital Assets remain in your Binance Account beyond a specified period notified to you, Binance may in its reasonable discretion convert such Digital Assets into a different type of Digital Asset that is a stablecoin. Binance shall notify you in advance of any conversion and you may withdraw such Digital Assets within a reasonable period as specified by Binance to you, prior to their conversion into stablecoins.

We assume no liability in connection with any attempt to use your Binance Account for Digital Assets that we do not support nor for the conversion to a different type of Digital Asset, as described in this clause.

15.2. Forks. We may temporarily suspend any Binance Services in relation to a particular Digital Asset while we determine whether or not to support a Fork. We are under no obligation to support a Fork of a Digital Asset that you hold in your Binance Account, regardless of whether any resulting version of such Forked Digital Asset is a Dominant Digital Asset or not. If we elect to support a Fork of a Digital Asset, we will make a public announcement through our Website or by such other means as we may deem appropriate.

You acknowledge that we have no control over, nor do we have the ability to influence, the creation or implementation of a Fork. We can provide no assurances about the security, functionality or supply of any Digital Asset, including both the new Dominant Digital Asset or other Digital Assets subject to the relevant Fork. You may not be able to trade the Forked Digital Assets on the Platform and you may lose any value associated with the relevant Digital Assets.

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15.3. Backed Digital Assets. We may from time to time support Digital Assets that purport to be backed by or otherwise tied or pegged in value to another asset, including Digital Assets, Fiat Currency or commodities such as silver or gold (“Backed Digital Assets”). You agree that you have read, understood and accepted all of the terms and conditions and risks associated with each particular Backed Digital Asset before entering into any Transaction relating to that Backed Digital Asset. We have no obligation to purchase, repurchase or effect or facilitate the redemption of your Backed Digital Assets. We reserve the right to change, suspend, or discontinue any service in relation to any Backed Digital Asset. We make no representation as to whether any particular Backed Digital Asset will hold its value as against any asset, nor as to the amount or quality of reserves or collateral held by each issuer or any third party in relation to any Backed Digital Asset.

16. Account security

16.1. Your responsibility. You are responsible for taking appropriate action to protect your hardware and data from viruses and malicious software, and any inappropriate material. Except as provided by Applicable Law, you are responsible for backing up and maintaining duplicate copies of any information you store or transfer through the Binance Services. We are not responsible for any claim or losses resulting from your failure to comply with this clause.

16.2. Security measures. At all times, you and any Permitted Users shall maintain adequate security and control of all of your Access IDs. You are responsible for taking the necessary security measures (or ensuring that your Permitted Users take such measures) to protect your Binance Account and to keep your Access ID secure, including by:

a. strictly abiding by all of our mechanisms or procedures;

b. creating a strong password and maintaining security and control of your Access IDs;

c. keeping the Email Account and telephone number provided to us up to date in order to receive any notices or alerts that we may send you;

d. never allowing remote access or sharing your computer and/or computer screen with someone else when you are logged on to your Binance Account;

e. remembering that under no circumstances will we ask you to share your passwords or 2-factor authentication codes; and

f. logging out from the Sites or the Platform at the end of each visit.

You must keep the Email Account and Access IDs secure against any attacks and unauthorised access. You must notify us immediately if you have knowledge or have reason for suspecting that the security of your Email Account, or that of a Permitted User, has been compromised or if there has been any unauthorised use of your or any Permitted User’s Email Account.

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16.3. Monitoring your Account History. It is important that you monitor your Account History to ensure any unauthorised or suspicious activity on your Binance Account is identified and notified to us as soon as possible. You acknowledge that any Security Breach may result in unauthorised access to your Binance Account by third parties and the loss or theft of any Digital Assets and/or funds held in your Binance Account and any associated accounts, including your linked bank account(s) and credit card(s).

16.4. If you suspect a Security Breach. If you suspect a Security Breach, you must ensure that:

a. we are notified immediately using the details set out in clause 3.1 and continue to be provided with accurate and up to date information throughout the duration of the Security Breach;

b. your Binance Account is immediately locked via the disable account function on the Platform or via any other method as may be prescribed by us from time to time; and

c. you take any other steps that we may reasonably require to reduce, manage or report any Security Breach.

We reserve the right to request, and you agree to provide, any and all information and documents we deem relevant or necessary in connection with an actual or suspected Security Breach, and may provide such information to any third party that we deem necessary in order to resolve any Security Breach.

OTHER IMPORTANT INFORMATION

17. Privacy

17.1. The Privacy Notice. Our collection and use of personal data in connection with these Terms, the Binance Services, the Platform and any Site is as provided in our Privacy Notice (as updated from time to time). You acknowledge that we may process personal data in relation to you, that you have provided to us, or we have collected from you in connection with these Terms and in accordance with Privacy Notice. Your personal data will be processed in accordance with the Privacy Notice, which shall form part of these Terms.

You represent and warrant that:

a. you acknowledge that you have read and understood our Privacy Notice.

b. our business changes regularly and our Privacy Notice will change also. Therefore, if from time to time we provide you with a replacement version of the Privacy Notice, you will promptly read the Privacy Notice.

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18. Changes to the Terms, etc.

18.1. How and when we can make changes. We can make changes to these Terms and any terms and conditions incorporated by reference (including any Product Terms) at any time and your acceptance of these Terms constitutes your express consent. We will let you know of any changes by email or via our Website.

We will let you know in advance of most changes and will give you notice before the changes take effect. However, we may occasionally need to make changes without telling you in advance. This may include where:

a. we are making the change as a result of legal and/or regulatory changes;

b. the changes being made are in your interest;

c. the changes are to make these Terms clearer to you; and/or

d. there is any other valid reason which means there is not time to give you notice.

Where we are unable to give you advance notice, we will let you know of the change as soon as possible after it is made.

18.2. When changes come into effect. Save where changes come into effect immediately, the updated Terms will come into effect after we have given you notice. If you do not wish to accept the changes, you are free to close your Binance Account in accordance with clause 19.1 of these Terms. If we do not hear from you, we will assume that you have accepted the change and your continued access to or use of Binance Services will be deemed acceptance of the updated Terms.

18.3. Changes to fees. We may also make changes to the fees set out in the Fee Structure page on our Website, which includes introducing new fees and/or charges. If you do not wish to accept the changes, you are free to close your Binance Account in accordance with clause 19.1 of these Terms. If we do not hear from you, we will assume that you have accepted the change and your continued access to or use of the Binance Services will be deemed acceptance of the updated Terms.

19. Closing your Binance Account

19.1. Your right to close your Binance Account. You may terminate your Binance Account at any time by following the account termination procedures as prescribed by us from time to time. You will not be charged for terminating your Binance Account, although you will be required to pay any outstanding amounts owed to us. You authorise us to cancel or suspend any pending transactions at the time of cancellation, and to deduct any outstanding amounts that you owe us from your Binance Account.

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In certain cases, you may not be able to close your Binance Account, including where:

a. you are trying to evade an investigation by relevant authorities;

b. you have a pending Transaction or an open Claim;

c. your Binance Account has any outstanding amounts owed to us; or

d. your Binance Account is subject to a freeze, hold, limitation or reserve.

19.2. What happens when your Binance Account is closed. If your Binance Account is closed, you will be required to withdraw all Digital Assets held in your Binance Account. In the event that you fail to withdraw your Digital Assets, or if you have not accessed your Binance Account for a continuous period of 90 days, will send you notice of our intention to treat your account as dormant.

19.3. What happens when your account becomes dormant. If you do not respond to the notice in clause 19.2 within 30 days, we may:

a. mark your Binance Account as a dormant account;

b. convert the Digital Assets to a different type of Digital Asset. In doing so, we will not be liable for any loss of profit, tax obligations or any other loss, damage or expense incurred by you resulting from such conversion;

c. transfer such dormant account and/or any Digital Assets held in that account to any third party (including, without limitation, another Binance Affiliate, any third-party custodian or an isolated wallet) if we consider it is reasonably necessary to do so. If this happens, you have the right to retrieve your Digital Assets, subject to satisfying our (or the relevant third party’s) reasonable verification requirements and any other applicable terms and conditions;

d. adjust your dormant account such that you will receive a contractual claim on the quantity and type of Digital Assets, which were held on your Binance Account before being converted into a dormant account;

e. charge a dormant account fee which may be to cover the cost of maintaining the Digital Assets with any Binance Affiliate or any third party, with such fee to be withdrawn directly from the dormant account on a monthly basis; and

f. close a dormant account at any time.

After a dormant account is closed, it cannot be reactivated and you will need to register a new Binance Account, in accordance with these terms, if you wish to continue to use Binance Services. You acknowledge that we will be under no obligation to pay any reward, incentive or interest which we might otherwise have agreed to pay, under the applicable Product Terms, to your dormant account in relation to the Digital Assets credited to it.

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20. Termination, suspension, holds and restrictions

20.1. Our right. We may at any time modify or discontinue, temporarily or permanently, any portion or feature of the Binance Services. In particular, we may: (1) refuse to complete or block, cancel, or, where permitted by Applicable Law, reverse any Transaction you have authorised; (2) terminate, suspend, or restrict your access to any or all of the Binance Services; (3) terminate, suspend, close, hold or restrict your access to any or all of your Binance Account(s); (4) refuse to transmit information or Instructions to third parties (including but not limited to third-party wallet operators); and/or (5) take whatever action we consider necessary, in each case with immediate effect and for any reason including, but not limited to where:

a. you are not, or are no longer, eligible to use one or more Binance Services;

b. we reasonably suspect that:

i. the person logged into your Binance Account is not you, or we suspect that the Binance Account has been or will be used for any illegal, fraudulent, or unauthorised purposes;

ii. the person logged into your Corporate Binance Account is not a Permitted User, or we suspect that the Corporate Binance Account has been or will be used for any illegal, fraudulent, or unauthorised purposes;

iii. more than one natural person has access to and/or transacts using the same Binance Account, or we suspect that Binance Account has been or will be used for any illegal, fraudulent, or unauthorised purposes;

iv. information provided by you is wrong, untruthful, outdated, or incomplete;

c. we have reasonable concerns in relation to your creditworthiness or financial status, including:

i. in the event that you are an individual, you become bankrupt, of unsound mind, commit an act of bankruptcy, or have action to place you in bankruptcy commenced against you;

ii. in the event that you are acting on behalf of a partnership, any of the partners die or become bankrupt or of unsound mind, commit an act of bankruptcy, or have action to place any of the partners in bankruptcy commenced, or if action is commenced to dissolve and/or alter the partners or the constitutions of the partnership;

iii. in the event that you are acting on behalf of a corporation, the corporation is unable to pay its debts as and when they are due, or action is commenced to place the corporation in insolvency, judicial management, receivership, administrative management, or any similar or analogous proceedings;

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iv. you convene a meeting of your creditors or propose or make any compromise or arrangement with or any assignment for the benefit of your creditors;

d. pending submission of such information and documents in accordance with clause 8;

e. pending submission of Enhanced due diligence in accordance with clause 7.4;

f. we reasonably consider that we are required to do so by Applicable Law, or any court or authority to which we are subject in any jurisdiction;

g. we have determined or suspect:

i. that you have breached these Terms or any Product Terms;

ii. that you have breached any express or implied warranties in these Terms, or any representations you have made;

iii. that any Transaction is unauthorised, erroneous, fraudulent, or unlawful or we have determined or suspect that your Binance Account or the Binance Services are being used in a fraudulent, unauthorised, or unlawful manner;

iv. there is any occurrence of money laundering, terrorist financing, fraud or any other crime in connection with your Binance Account or your use of the Binance Services;

h. the use of your Binance Account is subject to any pending, ongoing or threatened litigation, investigation, or judicial, governmental or regulatory proceedings and/or we perceive a heightened risk of legal or regulatory non-compliance associated with your Binance Account activity;

i. you owe amounts to Binance that are not satisfied, whether due to a chargeback or on any other basis;

j. any email communication to your Email Account is returned as undeliverable;

k. an issue has arisen with the verification of your identity;

l. you have taken any action that may circumvent our controls such as opening multiple Binance Accounts without our written consent or abusing promotions which we may offer from time to time; or

m. there is any other valid reason which means we need to do so.

We will take reasonable steps to provide you with appropriate notice. However, there might be times when we are required not to do so by Applicable Law.

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20.2. Your acknowledgement. You acknowledge and agree that:

a. the examples set out in clause 20.1 above of when we might take action to terminate, suspend, close or restrict your access to your Binance Account and/or the Binance Services is a non-exhaustive list; and

b. our decision to take certain actions, including, without limitations, to terminate, suspend, or restrict your access to your Binance Account or the Binance Services, may be based on confidential criteria that are essential to our risk management and security protocols. You agree that we are under no obligation to disclose the details of our risk management and security procedures to you.

20.3. What happens when we exercise our right. Where we terminate, suspend, hold or restrict your access to one or more Binance Services:

a. if you have Instructions, trades, positions or Transactions that are open, they may be closed by you, or by us, depending on the circumstances of the termination, suspension, hold, restriction or other action we take;

b. any chargeback resulting from the use of your Binance Account or Binance Services may result in an immediate suspension and/or restriction of your Binance Account and Binance Services;

c. to reactivate suspended and/or restricted Binance Account or Binance Services, you may be required to reimburse us for the full value of the chargeback, including any amounts that are owing to us including any applicable fees; and

d. you are liable for any credited amounts in case of a chargeback, and you authorise and grant us the right to deduct costs and fees directly from any assets in your Binance Account without notice.

20.4. Unlawful possession. If we are informed and reasonably believe that any Digital Assets or Fiat Currencies held in your Binance Account are stolen or otherwise are not lawfully possessed by you (whether by error or otherwise), we may, but have no obligation to, place a hold on the affected funds and your Binance Account. Where we place a hold on some or all of any Digital Assets or Fiat Currencies held in your Binance Account, or on your entire Binance Account, we may continue such hold until such time as evidence, acceptable to us, proves that you are entitled to possession of the Digital Assets and/or Fiat Currency held in your Binance Account. We will not get involved in any dispute, or the resolution of the dispute, relating to any Digital Assets and/or Fiat Currency held in your Binance Account.

20.5. Access to Binance Services in other jurisdictions. Residents of some countries may only be able to access some, but not all, Binance Services. We may change the Binance Services that are available to you from time to time. If you travel to a location included on our List of Prohibited Countries, Binance Services may not be available and your access to the Binance Services may be blocked. You acknowledge that this may impact your ability to trade on the Platform and/or monitor any existing orders or open positions or otherwise use the Binance Services. You must not attempt in any way to circumvent any such restriction, including by use of any virtual private network to modify your internet protocol address.

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INTELLECTUAL PROPERTY

21. Background IP

The Binance IP shall remain vested in Binance.

22. Licence of Binance IP

We grant to you a non-exclusive licence for the duration of these Terms, or until we suspend or terminate your access to the Binance Services, whichever is sooner, to use the Binance IP, excluding the Trade Marks, solely as necessary to allow you to receive the Binance Services for non-commercial personal or internal business use, in accordance with these Terms.

23. Licence of User IP

23.1. Your grant of licence. You grant to us a perpetual, irrevocable, royalty-free, worldwide and non-exclusive licence to use the User IP to the extent it:

a. forms part of, or is necessary for the use of, any Created IP; and

b. is necessary to allow us to provide you with the Binance Services, from time to time.

23.2. Our right to sub-licence. The licence granted by you under this clause includes our right to sub-licence to a third party to the extent required to enable us and any Binance Affiliates to provide you with the Binance Services, or any part of them.

24. Created IP

24.1 Created IP. The Created IP shall automatically vest in us from time to time on the date on which it is created.

24.2 Assignment. You hereby assign to us (and agree to procure that any agents, representatives or contractors assign), with full title guarantee, title to all present and future rights and interest in the Created IP.

If requested to do so, you shall (and agree to procure that any agents, representatives or contractors shall), without charge to us, sign and/or execute all documents and do all such acts as we may require to perfect the assignments under this clause.

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25. General

25.1 We are not responsible. You agree and acknowledge that: (1) we are not responsible for any User Material (whether provided by you or by third parties) which may be made available on the Platform or the Sites; and (2) use of any such User Material is at your own risk and that we do not provide any warranties in relation to the same.

25.2 Our rights. We shall have the right at our sole and absolute discretion to remove, modify or reject any content that you submit to, post or display on the Platform or the Sites (including any User Material) for any reason. We reserve the right to take any actions as we deem appropriate at our sole discretion, including giving a written warning to you, removing any User Material, recovering damages or other monetary compensation from you, suspending or terminating your Binance Account (if any), or suspending your access to the Platform and/or the Sites. We shall also have the right to restrict or ban you from any and all future use of any Binance Services.

25.3 Recording. You agree that we may record any communications, electronic, by telephone, over video call, or otherwise, that we have with you in relation to these Terms, and that any recordings that we keep will constitute evidence of the communications between you and us. You agree that telephone conversations and video calls may be recorded so that we can respond to inquiries, ensure compliance with applicable laws, improve our services and provide customer support.

YOUR OBLIGATIONS AND LIABILITY

26. Prohibited use

By opening a Binance Account, and without prejudice to any other restriction or limitation set out in these terms, you agree that you and any Permitted User will not:

a. breach these Terms or any agreement entered into pursuant to, or in connection with, these Terms, including, but not limited to, any Product Terms;

b. use Binance Services in a manner that violates public interests, public morals, or the legitimate interests of others, including any actions that would interfere with, disrupt, negatively affect, or prevent other users from using Binance Services;

c. use Binance Services for resale or commercial purposes, including transactions on behalf of other persons or entities, unless expressly agreed by us in writing;

d. use the Binance Services for anything which, in Binance’s sole opinion, is conduct designed to control or artificially affect the price of any Digital Asset (market manipulation) including, without limitation, pump and dump schemes, wash trading, self-trading, front running, quote stuffing, and spoofing or layering) regardless of whether prohibited by Applicable Law;

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e. engage in fraudulent activities, or cause us to suspect that you or any Permitted User have engaged in fraudulent activities and/or Transactions;

f. use Binance Services to conduct lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; internet gaming; contests; sweepstakes; or games of chance;

g. (1) receive, or attempt to receive, funds from both us and another user for the same Transaction during the course of a Claim; (2) conduct your business or use the Binance Services in a manner that results in, or may result in, complaints, disputes, claims, reversals, chargebacks, fees, fines, penalties, or other liability to us, other users, third parties, or yourself; and (3) allow your Binance Account to have a negative value or quantity of Digital Assets;

h. provide false, inaccurate or misleading information in connection with your use of the Binance Services, in communications with us, or otherwise connected with these Terms;

i. (1) use any deep linking, web crawlers, bots, spiders or other automatic devices, programs, scripts, algorithms or methods, or any similar or equivalent manual processes to access, obtain, copy or monitor any part of the Platform, or replicate or bypass the navigational structure or presentation of Binance Services in any way, in order to obtain or attempt to obtain any materials, documents or information in any manner not purposely provided through Binance Services; (2) attempt to access any part or function of the Platform without authorisation, or connect to Binance Services or any of our servers or any other systems or networks of any Binance Services provided through the Platform by hacking, password mining or any other unlawful or prohibited means; (3) probe, scan or test the vulnerabilities of Binance Services or any network connected to the Platform, or violate any security or authentication measures on Binance Services or any network connected to Binance Services; (4) reverse look-up, track or seek to track any information of any other users or visitors of Binance Services; (5) take any actions that impose an unreasonable or disproportionately large load on the infrastructure of systems or networks of Binance Services or Binance, or the infrastructure of any systems or networks connected to Binance Services; (6) use any devices, software or routine programs to interfere with the normal operation of Binance Services or any transactions on Binance Services, or any other person’s use of Binance Services; or (7) forge headers, impersonate, or otherwise manipulate identification, to disguise your identity or the origin of any messages or transmissions you send to us;

j. modify or adapt the whole or any part of the Platform or combine or incorporate the Platform into another programme or application;

k. disassemble, decompile, reverse-engineer or otherwise attempt to derive the source code, object code underlying concepts, ideas and algorithms of the Platform or any components thereof;

l. modify, replicate, duplicate, copy, download, store, further transmit, disseminate, transfer, disassemble, broadcast, publish, remove or alter any copyright statement or label, or licence, sub-licence, sell, mirror, design, rent, lease, private label, grant security interests in such Binance IP or any part of the intellectual properties, or create derivative works or otherwise take advantage of any part of the Binance IP;

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m. facilitate any viruses, Trojan horses, worms or other computer programming routines that may damage, detrimentally interfere with, surreptitiously intercept, or expropriate any system, data or information in connection with the Binance Services;

n. (1) use an anonymizing proxy; (2) use any temporary, disposable, self-destructive, or similar email address when opening a Binance Account and/or using the Binance Services; (3) use any device, software, or routine to bypass our robot exclusion headers, or interfere or attempt to interfere with our Sites or the Binance Services; and (4) take any action that may cause us to lose any of the services from our internet service providers, or other suppliers;

o. create, or purport to create, any security over your Fiat Currency or Digital Assets held in any of your Binance Account without our prior written consent;

p. violate, or attempt to violate, (1) any Applicable Law; or (2) ours or any third party’s copyright, patent, trademark, trade secret, or other intellectual property rights, or rights of publicity or privacy; and/or

q. access, use, or attempted to access or use, Binance Services directly or indirectly with (1) jurisdictions Binance has deemed high risk, including but not limited to, Cuba, Iran, North Korea, Syria, or (2) persons Binance has deemed high risk, including but not limited to, individuals or entities named as a restricted person or party on any list maintained by the United States of America., United Kingdom, European Union or United Nations, including the sanctions lists maintained by the U.S. Office of Foreign Assets Control or the Denied Persons List or Entity List maintained by the U.S. Department of Commerce.

27. Representations and warranties

You hereby represent and warrant to us, at all times, the following:

a. all documents and information you provide to us are true, accurate, complete, and up to date in all respects, and may be relied upon by us in determining whether or not you are eligible to access the Platform or to use the Binance Services;

b. all decisions made in connection with these Terms were solely and exclusively based on your own judgement and after your own independent appraisal of your financial resources, ability and willingness to take relevant risks and financial objectives;

c. you have full power, authority, and capacity to (1) access and use the Platform and/or the Binance Services; and (2) enter into and deliver, and perform your obligations under these Terms and any agreement entered into pursuant to, or in connection with, these Terms, including, but not limited to, any Product Terms;

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d. if you are a corporation, partner in a partnership, or trustee of a trust:

i. the corporation, partnership or trust has and will be operated in a way that is compliant with Applicable Law, and any partnership or trust deeds (or other like documents);

ii. you will notify us immediately if there is any change, by way of resignation, removal, appointment or death, of any of the directors, partners, trustees, settlor(s) or ultimate beneficial owners or any person authorised to operate your Binance Account; and

iii. you will inform us immediately if the corporation, partnership, or trust is dissolved either on a voluntary or involuntary basis;

e. all consents, permissions, authorisations, approvals and agreements of third parties and all authorisations, approvals, permissions, consents, registrations, declarations, filings with any Regulatory Authority, governmental department, commission, agency or other organisation having jurisdiction over you which are necessary or desirable for you to obtain in order to (1) access and use the Platform and/or the Binance Services; and (2) enter into and deliver, and perform the Transactions contemplated under these Terms and any agreement entered into pursuant to, or in connection with, these Terms, have been unconditionally obtained in writing, disclosed to us in writing, and have not been withdrawn or amended;

f. these Terms and any agreement entered into pursuant to, or in connection with, these Terms constitute valid and legally binding obligations, enforceable against you in accordance with their respective terms;

g. that you are not a Restricted Person;

h. if you are a legal entity, you are duly incorporated, duly organised, and validly existing under the laws of your jurisdiction and have full power to conduct your business. If you are an individual, you are not less than 18 years old; and

i. your access and use of the Platform and/or the Binance Services, your execution and delivery of, and the performance of your obligations under these Terms and any agreement entered into pursuant to, or in connection with, these Terms, will not:

i. if you are a legal entity, partner in a partnership or trustee of a trust result in a breach of or conflict with any provision of your constitution, articles of association, partnership agreement, trust deed or equivalent constitutive documents;

ii. result in a breach of, or constitute a default under, any instrument, agreement, document or undertaking to which you are a party or by which you or any of your property is bound or subject; and

iii. result in you, or cause us or any third party to, breach any Applicable Law, decree or judgement of any court, or any award of any arbitrator or those of any governmental or Regulatory Authority in any jurisdiction.

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28. Technology disclaimers

28.1. No representation or warranty. Binance Services and any information provided on the Sites and the Platform, including Chat Services, are provided on an “as is” and “as available” basis without any representation or warranty, whether express or implied, to the maximum extent permitted by Applicable Law. Specifically, we disclaim any implied warranties of title, merchantability, fitness for a particular purpose and/or non-infringement. We do not make any representations or warranties that access to the Sites, the Platform, any of your Binance Account(s), Binance Services, or any of the materials contained therein, will be continuous, uninterrupted, timely or error-free. This could result in the inability to trade on the Platform for a period of time and may also lead to time delays.

28.2. Suspension of access. We may, from time to time, suspend access to your Binance Account and/or the Binance Services, for both scheduled and emergency maintenance. We will make reasonable efforts to ensure that Transactions on the Platform are processed in a timely manner, but we make no representations or warranties regarding the amount of time needed to complete processing, which is dependent upon many factors outside of our control.

28.3. Content. Although we make reasonable efforts to update the information on the Sites and the Platform, we make no representations, warranties or guarantees, whether express or implied, that the content on the Sites and the Platform, including information in relation to the Binance Services, is accurate, complete or up to date.

28.4. Third-party websites. Links to third-party websites (including, without limitation, content, materials, and/or information in the third-party websites) may be provided as a convenience but they are not controlled by us. You acknowledge and agree that we are not responsible for any aspect of the content, materials, information or services contained in any third-party websites accessible or linked from the Platform or the Sites.

28.5. Network Access and Compatibility: You are responsible for obtaining the data network access necessary to use the Binance Services. You are responsible for acquiring and updating compatible hardware or devices necessary to access and use the Binance Services and Sites and any updates thereto. Binance does not guarantee that the Binance Services, or any portion thereof, will function on any particular hardware or devices. The Binance Services may be subject to malfunctions and delays inherent in the use of the internet and electronic communications.

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29. Indemnity

29.1. Third-party claims. You shall indemnify and hold harmless us from and against any claims, suits, actions, demands, disputes, allegations, or investigations brought by any third-party, governmental authority, or industry body, and all claims, liabilities, damages (actual and consequential), losses (including any direct, indirect or consequential losses, loss of profit, loss of reputation), costs, and expenses, including without limitation all interest, penalties and legal and other reasonable attorneys’ fees and other professional costs and expenses (“Losses”), arising out of or in any way connected with:

a. your access to or use of your Binance Account and/or the Binance Services;

b. your breach or alleged breach of these Terms or your contravention of any other clause or sub-clause of these Terms, including any Product Terms and any other terms and conditions incorporated by reference;

c. your contravention of any Applicable Law; and

d. your violation of the rights of any third party.

29.2. Control. We reserve the right to assume control of the defence of any third-party claim that is subject to indemnification by you, in which event you shall cooperate as fully required by us in asserting any available defences. You will not settle any claims or Losses without our prior written consent.

29.3. Release. You hereby agree to release us from any and all claims and demands (and waive any rights you may have against us in relation to any Losses you may suffer or incur), arising directly or indirectly out of or in connection with any dispute that you have with any other user or other third party in connection with the Binance Services (including any Digital Asset Transactions) or the subject matter of these Terms.

30. Liability

30.1 Our Liability. Our liability, and the liability of the Binance Affiliates, to you or any third parties in any circumstance is limited to the actual amount of loss or damage which is caused directly and is reasonably foreseeable by our breach of these terms, and shall in no event exceed the amount of fees paid by you to Binance in the 12 months preceding the event giving rise to the Loss. Such sum shall be paid by us to you in full and final settlement and satisfaction of ours and any Binance Affiliate’s entire liability for any and all losses and claims, howsoever arising, from the relevant breach. You acknowledge and agree that neither Binance or any Binance Affiliate is aware of any special circumstances pertaining to you, and that damages are an adequate remedy and that you shall not be entitled to any other claims or remedies at law or in equity, including but not limited to, any claim in rem, injunction, and/or specific performance.

30.2 Limitations on liability. Notwithstanding any other clause in these Terms, in no event will we or any Binance Affiliate be responsible or liable to you or any other person or entity for:

a. any direct or indirect losses (including loss of profits, business or opportunities), damages, or costs arising out of or in connection with these Terms, including but not limited to:

i. any risk identified in the Risk Warning, as updated from time to time;

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ii. the operation of the protocols underlying any Digital Asset, their functionality, security, or availability;

iii. whether Backed Digital Assets hold their value as against any asset, or if the issuer of the Backed Digital Asset holds sufficient reserves in relation to any Backed Digital Asset;

iv. any action or inaction in accordance with these Terms;

v. any inaccuracy, defect or omission of Digital Assets price data, any error or delay in the transmission of such data, and interruption in any such data;

vi. regular or unscheduled maintenance we carry out including any service interruption and change resulting from such maintenance;

vii. the theft of a device enabled to access and use Binance Services;

viii. other users’ actions, omissions or breaches of these Terms, and any damage caused by actions of any other third parties;

ix. (1) for any damage or interruptions caused by any computer viruses, spyware, or other malware that may affect your computer or other equipment, or any phishing, spoofing, or other attack; (2) in the event that your hardware fails, is damaged or destroyed or any records or data stored on your hardware are corrupted or lost for any reason; or (3) for your use of the internet to connect to the Binance Services or any technical problems, system failures, malfunctions, communication line failures, high internet traffic or demand, related issues, security breaches or any similar technical problems or defects experienced;

x. our decision to reject your application to open a Binance Account(s), in accordance with clause 7.1;

xi. any termination, suspension, hold or restriction of access to any Binance Account or Binance Services, including your inability to withdraw Digital Assets, issue Instructions or enter into Transactions during the period of any suspension, hold or restriction, in accordance with these Terms or any Product Terms;

xii. any Transaction limits applied to your Binance Account, in accordance with clause 14.1;

xiii. any election by us to support or not support Digital Assets, in accordance with clause 15.1;

xiv. us being unable to contact you using the contact information you provided, in accordance with clause 3.2;

xv. us closing a dormant account, in accordance with clause 19.3;

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xvi. the failure of a Transaction or the length of time needed to complete any Transaction, in accordance with clause 12.1;

xvii. the market making activities of the market makers, in accordance with clause 13.2;

xviii. our reliance on any Instruction sent from your Binance Account, or the Email Accounts;

xix. our refusal or delay in acting upon any Instruction, in accordance with clause 11.1;

xx. any breach of security of your Email Account or a Security Breach;

xxi. losses caused to you by third party fraud or scams that involve Binance only as the recipient of your Fiat Currency or Digital Assets, and/or the conversion of Fiat Currency to Digital Assets, and/or the transfer of Digital Assets away from our platform at your request;

xxii. any losses arising or in connection with new offerings of Digital Assets, initial coin offerings (ICOs), or the decision to list or not list Digital Assets on the Platform;

xxiii. the correctness, quality, accuracy, security, completeness, reliability, performance, timeliness, pricing or continued availability of the Binance Services or for delays or omissions of the Binance Services, or for the failure of any connection or communication service to provide or maintain your access to the Binance Services, or for any interruption in or disruption of your access or any erroneous communications between us, regardless of cause; and

xxiv. any Transactions, Instructions, or operations effected by you or purported to be effected by you through your Email Account or Binance Account;

b. any loss of business, profits, anticipated savings or opportunities, or any special, punitive, aggravated, incidental, indirect or consequential losses or damages, whether arising out of or in connection with our Sites, the Platform, your Binance Account, the Binance Services, these Terms, the Product Terms, the Privacy Notice and/or any agreement entered into pursuant to, or in connection with, these Terms or otherwise; and/or

c. any losses forming part of a Claim that has not been commenced by way of formal legal action WITHIN ONE CALENDAR YEAR of the matters giving rise to the Claim. YOU AGREE AND ACKNOWLEDGE THAT THIS CLAUSE VARIES ANY LIMITATION PERIOD OTHERWISE APPLICABLE BY LAW, AND THAT IF APPLICABLE LAW PROHIBITS THIS, THIS CLAUSE WILL BE READ AS A LIMITATION PERIOD OF THE MINIMUM ENFORCEABLE LENGTH. WITHOUT PREJUDICE TO THE GENERALITY OF THE FOREGOING, YOUR ATTENTION IS ALSO DRAWN TO CLAUSE 32 AGREEING THAT CLAIMS SHALL BE RESOLVED EXCLUSIVELY BY WAY OF BINDING ARBITRATION.

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30.3 Damage or interruption. We are not liable for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms, or other malware that may affect your computer or other equipment, or any phishing, spoofing, or other attack. We advise the regular use of a reputable and readily available virus screening and prevention software. You should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from us. You and, where relevant, your Permitted Users are responsible for all login credentials, including usernames and passwords and must keep security details safe at all times.

RESOLVING DISPUTES: FORUM, ARBITRATION, CLASS ACTION WAIVER

For the avoidance of doubt, nothing in this section will deprive you of any mandatory legal right from which you benefit under Applicable Law.

31. Notice of Claim and Dispute Resolution Period

31.1. Please contact Binance first if you have any concerns with the Services. Binance wants to address your concerns without resorting to formal legal proceedings, if possible. A ticket number will be assigned to you if your concerns cannot be addressed to your satisfaction at first instance. The issuance of the ticket number commences the internal dispute resolution procedure. Binance will attempt to resolve the dispute internally as soon as possible. The parties agree to negotiate in good faith to resolve the dispute (which discussions shall remain confidential and be subject to applicable rules protecting settlement discussions from use as evidence in any legal proceeding).

31.2. In the event the dispute cannot be resolved satisfactorily, and you wish to assert a Claim against Binance, then you agree to set forth the basis of such Claim in writing in a “Notice of Claim,” as a form of prior notice to Binance. The Notice of Claim must (1) describe the nature and basis of the claim or dispute, (2) set forth the specific relief sought, (3) provide the original ticket number, and (4) include your custody account email. The Notice of Claim should be submitted to the following web address: https://www.binance.com/en/chat. After you have provided the Notice of Claim to Binance, the dispute referenced in the Notice of Claim may be submitted by either Binance or you to arbitration in accordance with the below clause (Agreement to Arbitrate).

31.3. For the avoidance of doubt, the submission of a dispute to Binance for resolution internally and the delivery of a Notice of Claim to Binance are prerequisites to commencement of an arbitration proceeding (or any other legal proceeding).

31.4. During the arbitration, the amount of any settlement offer made by you or Binance shall not be disclosed to the arbitrator.

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32. Agreement to Arbitrate

32.1. Aside from where Applicable Law requires or provides you with a choice otherwise, you and Binance agree that, subject to the immediately preceding clause above (Notice of Claim and Dispute Resolution Period), any Claim shall be determined by mandatory final and binding individual (not class) arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) in accordance with the HKIAC Rules for the time being in force, which rules are deemed incorporated by reference in this clause.

32.2. The seat of arbitration shall be Hong Kong.

32.3. The Tribunal shall consist of one (1) arbitrator to be appointed in accordance with the HKIAC Rules for the time being in force.

32.4. The language of the arbitration shall be in English.

32.5. You and Binance further agree that the arbitrator shall have the exclusive power to rule on his or her own jurisdiction, including without limitation any objections with respect to the existence, scope or validity of the Agreement to Arbitrate, or to the arbitrability of any Claim.

32.6. The arbitration provisions set forth in this clause will survive termination of these Terms.

32.7. Limitation period for filing: Any arbitration against Binance must be commenced by filing and serving a Notice of Arbitration in accordance with the HKIAC Rules within one (1) year after the date that the user asserting the Claim first found out or reasonably should have found out the alleged act, omission or default giving rise to the Claim (“Limitation Period”). For the avoidance of doubt, the Limitation Period shall include the Dispute Resolution Period set out at clause 31.1. There shall be no right to any remedy or relief for any Claim by the user if the Notice of Arbitration in respect of that Claim is not filed and served on Binance within that Limitation Period. If the Limitation Period is contrary to applicable law, the user shall be required to bring any Claim against Binance within the shortest time period permitted by the applicable law. A Notice of Arbitration may be served on Binance in accordance with the Applicable Laws and rules of service.

32.8. Notice: if Binance commences arbitration against you, Binance will give you notice at the email address or mailing address you have provided. You agree that any notice sent to this email or mailing address shall be deemed effective for all purposes, including without limitation to determinations of the adequacy of service. It is your obligation to ensure that the email address and/or mailing address on file with Binance is up-to-date and accurate.

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33. Confidentiality

33.1. The parties agree that the arbitration shall be kept confidential. The existence of the arbitration, the existence or content of the Claim, all documents and information provided or exchanged in connection with the arbitration, and any submissions, orders or awards made in the arbitration shall be kept confidential and no party shall disclose any of the foregoing to any third party except the tribunal, the HKIAC, the parties, their counsels, experts, witnesses, accountants and auditors, insurers and reinsurers, and any other persons necessary to the conduct of the arbitration. Notwithstanding the foregoing, a party may disclose such confidential information:

a. if the written consent of the other party is obtained;

b. to the extent required by applicable law or by the regulations of any regulatory or supervisory authority of competent jurisdiction to which the party is or may become subject to or pursuant to any order of court or other competent authority or tribunal of competent jurisdiction;

c. in connection with the commencement, pursuit or defence by a party of any bona fide legal proceedings to enforce or challenge any award rendered in the arbitration; and

d. to the extent that the relevant confidential information is in the public domain otherwise than by breach of this agreement.

This term of confidentiality in this clause shall survive termination of these Terms and conclusion or stay of any arbitration brought pursuant to these Terms.

34. Governing law

Aside from where Applicable Law requires or provides you with a choice otherwise, these Terms (including this arbitration agreement) shall be governed by, and construed in accordance with, the laws of Hong Kong.

35. Class action waiver

You and Binance agree that any Claims shall be brought against Binance in an arbitration on an individual basis only and not as a plaintiff or class member in a purported class or representative action. You further agree to waive any right for such Claims to be brought, heard, or arbitrated as a class, collective, representative, or private attorney general action, to the extent permissible by applicable law. Combining or consolidating individual arbitrations into a single arbitration is not permitted without the consent of Binance.

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GENERAL

36. General terms

36.1. Applicable Law. You and any Permitted User must comply with all Applicable Law, licensing requirements and third party rights (including data privacy laws and anti-money laundering and countering the financing of terrorism laws) in your use of the Binance Services, your Binance Account and the Platform.

36.2. Notices. We may give notice by email to your Email Account. It is your responsibility to ensure that the Email Account is up to date and accurate. Notices may be given, and are deemed to be received, if sent to your Email Account, whether or not a notice of delivery failure is received.

You may give us notices only as we direct, which may change from time to time.

Any notices, consent or other communication given under these Terms must be in writing, in English, and signed or otherwise authorised by the party giving it.

36.3. Announcements. All official announcements, news, promotions, competitions and airdrops will be listed on the Website. These announcements are important, and may relate to issues that may impact the value of your Digital Assets, or their security. You are responsible for monitoring the Website and reading and considering these announcements.

36.4. Entire agreement. The Terms, together with any applicable Product Terms, constitute the whole agreement between you and us with respect to the Binance Services. Each party acknowledges that it has not relied on, and shall have no right or remedy in respect of, any statement, representation, assurance or warranty (whether made negligently or innocently) other than as expressly set out in the Terms or any Product Terms.

36.5. Assignment. You may not assign or transfer any of your rights or obligations under the Terms without our prior written consent. However, we may assign or transfer any of our rights or obligations under the Terms at any time to anyone else, including, without limitation, in connection with any merger, acquisition, or other corporate reorganisation involving Binance.

36.6. Invalidity. If, at any time, any clause or sub-clause of the Terms is or becomes illegal, invalid, or unenforceable in any respect, neither the legality, validity or enforceability of the remaining clauses or sub-clauses will in any way be affected or impaired.

36.7. Records. You agree that we may record any telephone, email and chat conversations with you, as well as any other forms of communications, including communication used to give Instructions or effect Transactions, between you and us, and that the recordings may be used as evidence in any proceedings relating to any agreement with you. These records will be our sole property.

36.8. Language. These Terms may be translated into a language other than the English language. Any such translation is provided solely for your convenience. In the event of inconsistency or ambiguity, the English text will prevail.

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36.9. Third party rights. Other than in relation to Binance Affiliates, nothing expressed or referred to in these Terms will be construed to give any person other than the parties to these Terms any legal or equitable right, remedy, or claim under or with respect to these Terms or any clause or sub-clause of these Terms. The Terms and all of its clauses and sub-clauses are for the sole and exclusive benefit of the parties to these Terms and their successors and permitted assigns.

36.10. Survival. All clauses and sub-clauses of these Terms, which by their nature extend beyond the expiration or termination of these Terms, will continue to be binding and operate after the termination or expiration of these Terms.

36.11. Relationship of the parties. Binance is not an agent of you in the performance of these Terms. These Terms shall not be interpreted as facts or evidence of an association, joint venture, partnership, or franchise between the parties.

36.12. Digital Assets. We record in your Binance Account the quantity and type of any Digital Assets that are held to your credit. Binance is not a trustee of, and does not owe any trustee duties in relation to, any Digital Assets held to your credit. When you Instruct Binance to transfer or otherwise deal with Digital Assets, Binance will not use any specific Digital Assets, however identifiable, to act on your Instructions. Subject to these Terms, Binance will use Digital Assets in the same quantity and of the same type as those credited to your Binance Account when acting on your Instructions.

36.13. Force Majeure. We will not be liable for any delay or failure to perform as required by these Terms to the extent the delay or failure is caused by a Force Majeure Event.

36.14. No waiver. No delay or omission by us in exercising any right or remedy under the Terms will operate as a waiver of the future exercise of that right or remedy or of any other rights or remedies under the Terms. The rights and remedies provided in the Terms are cumulative and not exclusive of any rights or remedies provided by Applicable Law.

36.15. Set-off. In addition to any legal or other remedy available under the Terms or by law, we may set-off any amounts you owe to us under the Terms or otherwise. You must pay all sums that you owe to us free and clear without any set-off, counterclaim, deduction or withholding of any kind, save as may be required by Applicable Law.

36.16. Privacy of others. If you receive information about another user through the Platform or from utilising the Binance Services, you must keep the information confidential and only use it in connection with the Binance Services and always in accordance with Applicable Law. You must not disclose or distribute any user information to a third party or use the information in any manner except as reasonably necessary to effect a Transaction.

36.17. Publication of breaches. Where you have breached these Terms, Binance may publish, or otherwise provide its users with details of the breach, including any information that you have provided Binance. Binance may only do so where it determines that doing so is necessary for the protection of other users, and consistent with Applicable Law.

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36.18. Death of Binance Account holder. In the event of your death or incapacity, the representative(s) of your estate or the survivor or survivors must give us written notice as soon as practicable. If we have reason to believe you have died, we may suspend your Binance Account. Your Binance Account will be suspended until:

a. a representative of your estate or authorised beneficiary either (1) creates a Binance Account in accordance with these Terms; or (2) provides wire transfer instructions; and

b. provides sufficient legal documentation that they are entitled to receive the assets in your Binance Account; or

c. you provide satisfactory proof that you are not deceased.

Beneficiaries receiving a wire transfer will receive the liquidated value of the assets in the Binance Account, less any fees and costs associated with the transfer. Our ability to provide your representative(s) with the assets in your Binance Account is subject to the restrictions imposed by Applicable Law and these Terms. We do not commit to any particular timeline for the transfer of assets held to the credit of your Binance Account.

36.19. Tax. It is your responsibility to determine what, if any, taxes apply to the payments you make or receive, and it is your responsibility to collect, report, and remit the correct tax to the appropriate tax authority. You agree that we are not responsible for determining whether any taxes apply to your use of the Binance Services, or for collecting, reporting or remitting any taxes arising from any Transaction or use of the Binance Services.

You acknowledge that we may make certain reports to tax authorities regarding Transactions made on the Platform, and that we may, in our sole discretion or as required by Applicable Law, provide you with additional documentation or records needed by you to calculate any tax obligations. We may also withhold and deduct at source any taxes due under Applicable Law in our sole discretion.

37. Definitions and interpretation

In these Terms:

a. clause headings and numbering are for convenience only and do not affect the meaning, priority or interpretation of any clause or sub-clause of these Terms;

b. the words “include” or “including” shall mean including without limitation and include without limitation respectively;

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c. any undertaking to do or not do a thing shall be deemed to include an undertaking not to permit or suffer the doing of that act or thing;

d. words importing the singular include the plural and vice versa and words importing a gender include any gender;

e. any reference to a document is to that document as amended, varied or novated from time to time otherwise than in breach of these Terms or that document; and

f. in the event of inconsistency between these Terms (including any documents referred to in these Terms) the inconsistency shall be solved by giving such provisions and documents the following order of precedence:

i. the Product Terms;

ii. the Privacy Notice; and

iii. these Terms.

g. except where the context requires others, the following terms shall have the following meanings:

Access IDs means your Binance Account details, username, passwords, personal identification numbers, API keys, API secret keys, or any other codes or forms of authentication that you use to access your Binance Account or the Binance Services or to send Instructions.

Account History means the written record (including electronic records) of your Transactions and your Binance Account.

API means application program interface.

Applicable Law means all relevant or applicable statutes, laws (including rules of common law), principles of equity, rules, regulations, regulatory principles and requirements, notices, orders, writs, injunctions, judgements, bye-laws, rulings, directives, proclamations, circulars, mandatory codes of conduct, guidelines, practice notes and interpretations (whether of a governmental body, regulatory or other authority, or self-regulatory organisation of which Binance is a member), that are applicable to the provision, receipt or use of the Binance Services, or any other products or deliverables provided, used or received in connection with the Binance Services, these Terms, or any Product Terms.

Backed Digital Assets has the meaning given to it in clause 15.3.

Binance, we, our or us means Nest Services Limited (a company incorporated under the laws of the Republic of Seychelles with registration number 238045 and address at House of Francis, Room 303, Ile Du Port, Mahe, Seychelles).

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Binance Account means any accounts (including Corporate Binance Accounts) or sub-accounts (including any Binance Sub-Account), which are opened by Binance for you to record your use of Binance Services.

Binance Affiliates means with respect to Nest Services Limited: any other person which, directly or indirectly, Controls, is Controlled by, or is under common Control with, Nest Services Limited.

Binance API means an API made available by a Binance Affiliate to you as a service, or third-party applications relying on such an API.

Binance IP means the Created IP and all other Intellectual Property Rights owned by or licensed, on a sub-licenseable basis, to us as at the date of the Terms and any other Intellectual Property Rights owned or acquired by or licensed, on a sub-licenseable basis, to us after the date of these Terms, and which are provided by us to you in the course of providing you with the Binance Services.

Binance Services means the services offered by us to you through the Platform.

Binance Sub-Account means a sub-account that is set up under a primary Binance Account.

Chat Service has the meaning given to it in clause 5.

Claim means any dispute, claim, difference or controversy between you and Binance (and/or any Binance Affiliates) arising out of, in connection with, or relating in any way to:

(a) these Terms or any Product Terms, including their existence, validity, subject matter, interpretation, performance, breach, negotiation, termination, enforceability or the consequences of their nullity;

(b) your relationship with Binance (and/or any Binance Affiliates) as a user (whether based in contract, tort, statute, fraud, misrepresentation, or any other legal theory, and whether the claims arise during or after the termination of these Terms); or

(c) any non-contractual obligations arising out of or relating to these Terms, or any Product Terms, or your relationship with Binance (and/or any Binance Affiliates).

Control means the power of a person to secure that the affairs of another are conducted in accordance with the wishes of the first person whether by means of:

(a) in the case of a company, being the beneficial owner of more than fifty percent (50%) of the issued share capital of or of the voting rights in that company, or having the right to appoint and remove a majority of the directors or otherwise control the votes at board meetings of that company by virtue of any powers conferred by the organisational documents, shareholders’ agreement, a majority of the board of directors or any other document regulating the affairs of that company or by any other means; or

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(b) in the case of a partnership, being the beneficial owner of more than fifty percent (50%) of the capital of that partnership, or having the right to control the composition of or the votes to the majority of the management of that partnership by virtue of any powers conferred by the partnership agreement or any other document regulating the affairs of that partnership or by any other means.

Corporate Binance Account means a Binance Account maintained for a corporation, entity, or other organisation for the provision of Binance Services.

Created IP means any Intellectual Property Rights created by you pursuant to these Terms, including the User Materials, but excluding any other User IP.

Digital Assets means a digital representation of value or rights which may be transferred and stored electronically, using distributed ledger technology or similar technology, including, but not limited to, cryptocurrencies, stablecoins, non-fungible tokens and tokenised derivatives of any other digital asset.

Dominant Digital Asset means a Forked Digital Asset that has dominance over one or more other versions of a Digital Asset that was subject to the relevant Fork, as determined by us in our sole discretion.

Email Account means the email account(s) associated with your Binance Account(s), as agreed with Binance from time to time, in accordance with any processes identified by Binance when using the Platform.

Fiat Currency means any government or central bank issued national, or supra-national, currency, or other monetary obligation denominated in such currency and which is not a Digital Asset.

Force Majeure Events means:

a. any fire, strike, riot, civil unrest, terrorist act, war or industrial action;

b. any natural disaster such as floods, tornadoes, earthquakes and hurricanes;

c. any epidemic, pandemic or public health emergency of national or international concern;

d. any act or regulation made by a government, supra national body or authority that we believe stops us from providing Binance Services on the Platform;

e. the suspension or closure of any Binance Affiliate;

f. the nationalisation of any Binance Affiliate;

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g. the imposition of limits or unusual terms by a government on any Digital Assets traded on our Platform;

h. excessive changes to the price, supply or demand of any Digital Asset;

i. technical failures in transmission, communication or computer facilities including power failures and electronic or equipment failures;

j. the failure of any supplier, intermediate broker, agent, principal custodian, sub-custodian, dealer, exchange, staking platform, liquidity pool, bridge provider, issuer of a Backed Digital Asset, market maker, clearing house or regulatory organisation to perform its obligations to us;

k. liquidity providers not providing, or being unable to provide liquidity to us;

l. any labour or trade disputes, strikes, industrial actions or lockouts (other than in each case by Binance or the Binance Affiliates); and/or

m.an event which significantly disrupts the market for Digital Assets, which could include excessive movements in the price, supply or demand of a Digital Asset, whether regulated or unregulated.

Fork means any planned, unplanned, sudden, scheduled, expected, unexpected, publicised, not well-known, consensual, and/or controversial changes to the underlying operating rules of certain Digital Assets that may occur from time to time, in such a way as to result in the creation of one or more related versions of an existing Digital Asset.

Forked Digital Asset means a Digital Asset that results from a Fork.

Instruction means any instruction, request, or order given to Binance by you or a Permitted User in relation to the operation of your Binance Account or to execute any Transaction, through such medium and in such form and manner as Binance may require.

Intellectual Property Rights means: (a) copyright, patents, database rights and rights in trade marks, designs, know-how and confidential information (whether registered or unregistered); (b) applications for registration, and rights to apply for registration, of any of the foregoing rights; and (c) all other intellectual property rights and equivalent or similar forms of protection existing anywhere in the world.

List of Prohibited Countries means the list of countries accessible at https://www.binance.com/en/legal/list-of-prohibited-countries.

Local Terms means the terms governing your use of the Binance Services provided in any particular jurisdiction.

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Losses has the meaning given to it in clause 29.1.

Manifest Error means any error, omission or misquote (whether an error of Binance or any third party) which is manifest or palpable, including a misquote by any representative of Binance taking into account the current market and currently advertised quotes, or any error of any information, source, official, official result or pronunciation.

Mobile App means any mobile application developed or provided by us or any of the Binance Affiliates that enables you to use or otherwise access Binance Services.

Permitted User means any person identified by you and communicated to us, in accordance with these Terms, that is authorised to act on a user’s behalf with respect to any Corporate Binance Account.

Platform means the digital platform that we or any of the Binance Affiliates may make accessible to you via Sites, the Mobile App, a Binance API or by such other means as Binance Affiliates may prescribe from time to time for the use of Binance Services.

Privacy Notice means the privacy notice located at https://www.binance.com/en/privacy.

Product Terms means the product-specific terms and conditions that apply to the use of a Binance Service, in addition to these Terms.

Regulatory Authority means any foreign, domestic, state, federal, cantonal, municipal or local governmental, executive, legislative, judicial, administrative, supervisory or regulatory authority, agency, quasi-governmental authority, court, commission, government organisation, self-regulatory organisation having regulatory authority, tribunal, arbitration tribunal or panel or supra-national organisation, or any division or instrumentality thereof, including any tax authority.

Restricted Person means a person or legal entity who (a) is included in any trade embargoes or economic sanctions, terrorist or corrupt foreign officials list (such as the United Nations Security Council Sanctions List, issued by a government agency including the list of specially designated nationals maintained by the office of foreign assets control of the U.S. Department of the Treasury (OFAC), or the denied persons or entity list of the U.S. Department of Commerce), or by the United Kingdom, European Union, Canada) tor (b) resides, or is established, or has operations in, in any country listed in the List of Prohibited Countries.

Risk Warning means the general risk warning published on the Website.

Security Breach means

a. your Binance Account(s) or any of your Access IDs have been compromised;

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b. the loss, theft, or unauthorised use of any of your Access IDs or any unauthorised access to and use of your Binance Account or the Binance Services on your behalf; or

c. any other security incident (including a cyber-security attack) affecting you and/or Binance.

Sites means our Website and any other websites, pages, features, or content we own or operate.

Supported Digital Assets means those Digital Assets that are available in connection with your use of the Binance Services.

Terms means these terms of use, together with any other documents expressly incorporated by reference, including the Product Terms, in each case as amended or supplemented from time to time.

Trade Marks means the Intellectual Property Rights in the trade marks, service marks and logos used and displayed on or through the Platform, the Sites and/or the Binance Services.

Transaction means selling, purchasing, or entering into any other type of transactions, or agreeing to sell, purchase or enter into any other type of transactions involving Digital Asset(s), their derivatives, other asset(s) or product(s) as Binance may from time to time permit to be carried out on the Platform, and depositing or withdrawing Digital Assets or Fiat Currency into or out of your Binance Account.

User IP means the Intellectual Property Rights owned by or licensed to you as at the date of these Terms and any other Intellectual Property Rights owned or acquired by or licensed to you after the date of these Terms, excluding Binance IP.

User Materials means the Intellectual Property Rights in any reviews, posts, information, data, and comments you or other users provide to us on the Sites (through our “Contact Us” pages or otherwise), the Platform, through use of Binance Services, or otherwise.

Website means the website located at www.binance.com.

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Terms of Service

Welcome to F2Pool. Please read the following Terms of Service (hereinafter referred to as “Terms”) carefully, especially the contents noted in bold. If you click “sign up” button or view or use these services, it will be deemed that you have read and agreed to the Terms of Services and all its additional terms. If you don’t accept the limitation of the Term of Services, please do not view or use the Services. F2Pool will keep the rights of changing or revising the contents of the Services at any time, including but not being limited to any policies or rules. We will publish the revised terms on this website, and list “the latest updating” date on the top of terms or send notifications to the registering email which user has provided, or by any other methods. Any revise will be constantly effective while F2Pool launches the website update or revises the statement. You give up the rights of receiving this sort of notifications related to the revisions. And continue using our website, means you have accepted this sort of revision. If you do not accept this term, please stop using the website right now. Besides, we hope you can review this term regularly to ensure you have acknowledged the terms and conditions which apply to your viewing and utilizing. The terms and the additional terms are available for you to be viewed, and so to utilize any services which we provide, including but not being limited in the website: https://www.f2pool.com/(hereinafter referred to as “net services”) and the mobile application (“mobile application service”, net services collectively, called “Service”). This Term will still be in effect if you sign other related protocol, which is the product provided by F2Pool. If you represent any organization, you announce and promise: (a) This organization is the lawful one which conforms to the local laws and regulations. (b) You have the rights of accepting this Term as its representative, if you infringe the Term, this organization will agree to be responsible for your behavior.

I. Registration and Account

1.  Register Qualification

You confirm, that you should be the legal person, corporation or other organization with full capacity of conduct and civil rights, while finishing the registering process or actual use the Term by the methods we are allowable. If not, you or your guardian should undertake all consequences. We have the right to log off or permanently suspend your account and ask for compensation.

2.  Registration and Account

When you have completed all registering steps following with the registering page’s notifications to fill the information or read and agree this Term, or you fill the information, read and agree this Term following with activate page’s notifications, or you use this Term by other methods we permit, it will be treated as you are bound by this Term. You can use the email address, phone number or other methods we permit as the means of signing in to F2Pool. If the information you provided as the registration is not correct, we will not undertake any responsibilities. And you will suffer any direct or indirect losses and adverse consequences.

3.  User Information

After registration or activation, you should follow the laws and regulations to provide and update your information on time correctly according to the page reminder, to make it authentic, timely, complete and accurate. If we have the rational reason to suspect the error, inauthenticity, out of date or incomplete data of your provided information, we have the rights of sending the inquiry or request you to amend, or directly deleting the related information, even suspend or shut down to provide part of or all services. We will not undertake any responsibilities. And you will suffer any direct or indirect losses and adverse consequences.

You should fill in and update the contact information you provided, like email address, phone number and address, post code and so on, for the convenience of efficiently contact from us or other users to you. If we can not contact you through these, which lead to any losses or increasing fees, you should suffer them completely. You have acknowledged and agreed, you have the obligation to keep your contact information available, if any modification or updates needed, you should follow our requirements to operate.

4.  Account Security

You must be responsible for the confidentiality of your F2Pool nickname, username and password, and all activities (including but not limited to information disclosure and posting, online click to agree or submit various rules and agreements, online agreement renewal or purchasing services, account settings, etc.) occurred under your username, F2Pool nickname and password.

You agree:

(a) If anyone use your F2Pool nickname and password without authentication, or any other situations that violate the secrecy rules. You will inform us immediately.

(b) Ensure that you will strictly adhere to the web/services’ security, authentication, configuration and operation strategies or procedure.

(c) Ensure that you leave our website/services in the right steps for finishing every online period. We cannot and will not to be responsible for any of your losses due to you violating the Term. You will comprehend that it needs reasonable time for us to take actions according to your requirement. We will not undertake any responsibilities to the consequences (including but not limited to any of your losses) occurred before we take actions.

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II. Service Contents

1. Through F2Pool and our affiliates, users can be provided with the crypto currency mining pool services.

2.You have acknowledged and agreed, that we have the authority of providing the essential information, including the user information you have provided to us and operation or transaction records, to the government if it is requested. If you are suspected of infringing on the intellectual property rights of others, we also have the right of providing the necessary identity information to the right holders in the initial judgment of the alleged violation.

3.The taxable tax, and all hardware, software, service, or fees from other aspects while you are using this service, will be undertaken by yourself.

III. Service Usage Specification

1. In the process of using this Service in F2Pool, you promise to obey the following regulations: all your behaviors in the process of using this Service should comply with the normative documents such as the national laws, regulations and others, and the regulations and requirements of our rules, do not violate the public interest or public morals, do not harm the legitimate rights and interests of others, do not evade tax payable, do not violate these provisions and related rules. If you violate the foregoing commitments and have any legal consequences, you shall bear all legal liabilities by yourself and ensure that we are free from any losses. Commercial use of any data on F2Pool is not permitted, including but not limited to the use of data displayed on F2Pool station without our prior written consent through any methods other than reproduction, dissemination, etc. Do not use any equipment, software or routines to intervene or attempt to interfere with the proper functioning of F2Pool. You must not take any actions which would result in an unreasonably large data overload added to F2Pool’s network devices.

2. You have acknowledged and agreed, that we reserve the right of making a unilateral determination if you have violated the commitment above, to process or terminate providing services considering the results of unilateral determination, without your consent or informing you in advance. We have the right of publicizing your alleged violation or breach of contract and the measures we have taken against you on F2Pool if we have confirmed that you have violated the law or infringement by the legal instrument of the state administration or the judicial authority, or if we believe that your behavior is suspected of violating the provisions or suspected of violating the laws and regulations. We have the right of removing the information that is suspected of violating the law or allegedly infringing on the legal rights of others or in violation of these terms or laws and regulations without informing and will punish in accordance with the relevant regulations. We have the right to unilaterally determine whether your behavior, including the actions you have committed in F2Pool, or those that you have not implemented in F2Pool but have affected F2Pool and its users, has constituted a breach of this Term, and make the related punishment accordingly. You should keep all the evidence related to your behavior and you should undertake the negative consequences of not being able to provide the sufficient evidence. About any of your behavior of suspecting the breach of promise has caused damage to any third party, you should be responsible for all legal liabilities by yourself and ensure us to be protected against losses or increase in costs. If you are suspected of violating the relevant laws or the provisions of these Terms, causing us to suffer any losses, or being subject to any third-party claims, or being penalized by any administrative department, you shall compensate us for the losses and/or expenses incurred, including reasonable attorney fees.

3. F2Pool does not provide Services to individuals or entities of the following jurisdictions: Burundi, Central African Republic, mainland China, Congo, Cuba, Iraq, Iran, North Korea, Lebanon, Libya, Sudan, Somalia, South Sudan, Syria, Yemen, and Zimbabwe. By accessing and using F2Pool Services, you represent and warrant that you are not located in, established in, or are a resident of any of the above-indicated countries. F2Pool maintains the right to restrict or deny the Services in certain countries at its discretion. If F2Pool determines (in sole discretion) that users are residents of indicated countries, F2Pool may have these accounts frozen or terminated.

IV. User Obligation

1. Users may not maliciously register an account of F2Pool website by any methods, including but not limited to multiple account registration for profit, speculation, cashing, and award. Users should not steal another user’s account. If the user violates the above provisions, we have the right to directly take all necessary measures, including but not limited to deleting the content posted by the user, suspending or sealing up the user’s account, canceling the benefits derived from the violation, and even prosecuting the user’s legal liability through litigation.

2. It is forbidden for users to use F2Pool in any form as a place, platform or medium for engaging in various illegal activities. Users may not engage in any commercial activities in the name of the Site without our authorization or permission, nor may they use F2Pool as a place, platform or medium for commercial activities in any form.

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Ⅴ. Service Changes, Interruptions, Terminations, Restrictions, and Freezes

1. We may make changes, interruptions or terminations to our service contents.

2. While transferring, we can transfer the relevant assets under this service to a third party. We may also transfer part of or all the services under this Term to a third party for operation or performance after the unilateral notification to you. The specific transferee is subjected to our notification.

3. If any of the following situations occurred, we have the right of cutting off or terminating the services, we provide without informing.

(1) According to the laws and regulations, you should submit the real information, but the personal information you provide is not true, or it is inconsistent with the information while registration and without providing any reasonable proofs;

(2) You violate the relevant laws and regulations or this Terms;

(3) In accordance with the provisions of the laws or the requirements of the competent authority;

(4) For security reasons or other necessary situations.

4. You can shut down your account at any time. You are still obligated to perform your obligations to any pending transaction. Besides, you will be responsible to us for any costs incurred prior to shutting down. We may also terminate your account at any time at our sole discretion after informing you by email or other methods. We may shut down your access to services if you are suspected of failing to comply with this Term, constitute unacceptable fraud or administrative risk to us, or if you provide us with false, incomplete, inaccurate or misleading information. We will not be liable for any losses caused by our termination or the suspension of your account.

5. User agrees, according to the provisions of this Term, the provisions of laws, regulations and legal documents, the requirements of the government in accordance with the administrative powers and the circumstances that we believe that the user’s account may be at risk according to their own judgment, for the security of user’s account and the internal crypto currencies, we have the right to freeze all or part of account under user’s name, which means to temporarily shut down part of or all permissions of operating the account. When the freeze occurs, if user applies for the thawing of the account, we have the right to determine discretely whether it is allowed all or part of the thawing according to the reasons for the above-mentioned freezing by considering of this regulation. Users should fully acknowledge and understand that the thawing application is not necessarily allowed, and the user should cooperate with us to verify the identity of the user while applying for thawing, including but not limited in identity information, ID card, passport, and other efficient identification files and any other information or files we required.

VI. Privacy

F2Pool respects user’s privacy. Our privacy policy provides or regulates about how we collect, store, disclose and use information related to your privacy. You agree to the use of your information according to the terms of privacy policy.

The user information of F2Pool, which this Term mentions, it complies with laws, regulations and relevant regulations and meets the following scope:

(1) Personal information provided to F2Pool where the user registers.

(2) User’s browser or mobile client data are automatically received and recorded by F2Pool when using F2Pool’s service, participating in website activities or viewing the website webpage, including but not limited to the IP address, information in the website cookie and the web page record that user requests;

(3) User personal information that we legally obtain from our business partners;

(4) Other personal information of users that we obtain through legal channels.

We promise:

We will not disclose non-public information such as the user’s password, name, mobile phone number, etc. to any third party without legal reasons or prior permission from the user; The user’s personal information will be disclosed in part or in full in the following statutory circumstances:

(1) Disclosed to the user or other third party with the consent of the user;

(2) Disclosure to third parties as required by laws, regulations, etc. or administrative agencies, to administrative, judicial or other laws;

(3) Other disclosures we make in accordance with relevant laws, regulations.

VII. Law Application, Jurisdiction and Others

1.  The validity, interpretation, alteration, enforcement and dispute resolution of this Term shall be governed by the laws of Cayman Islands. If there is no relevant law, the general international business and/or industry conventions shall be referred to.

2.  This Term contains the general specifications for your use of F2Pool. You must also follow the particularity specifications applicable to the stage when you use F2Pool by logging in to other stages (please refer to contents related to the other agreements and terms of the stages you have signed). If a general specification is inconsistent or conflicting with a particularity specification, the particularity specification has the priority.

3.  The dispute arising from this Term shall be settled first through friendly negotiation. Otherwise, one party shall submit the dispute to the Hong Kong International Arbitration Centre for the settlement.

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